As filed with the Securities and Exchange Commission on May 5, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

MIMI’S CAFE, INC.

(Exact name of registrant as specified in its charter)

Delaware	5812	20-1062072
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

17852 East 17th Street, South Building, Suite 108

Tustin, California 92780

(714) 544-4826

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Russell W. Bendel, President and Chief Executive Officer

Mimi’s Cafe, Inc.

17852 East 17th Street, South Building, Suite 108

Tustin, California 92780

(714) 544-4826

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

K.C. Schaaf, Esq. Michael E. Flynn, Esq. Marc G. Alcser, Esq. STRADLING YOCCA CARLSON & RAUTH 660 Newport Center Drive, Suite 1600 Newport Beach, California 92660 (949) 725-4000	Daniel S. Evans, Esq. Juliana C. Capata, Esq. ROPES & GRAY LLP One International Place Boston, Massachusetts 02110 (617) 951-7000	Stuart H. Gelfond, Esq. Sean A. Monroe, Esq. FRIED FRANK HARRIS SHRIVER & JACOBSON LLP 350 S. Grand Avenue, 32nd Floor Los Angeles, California 90071 (213) 473-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock ($0.001 par value)	$85,000,000	$10,769

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares issuable upon exercise of the underwriters’ over-allotment option.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated May 5, 2004

             Shares

MIMI’S CAFE, INC.

Common Stock

$         per share

• Mimi’s Cafe, Inc. is offering shares, and the selling stockholders are offering shares. • We anticipate that the initial public offering price will be between $ and $ per share.	• This is our initial public offering and no public market currently exists for our shares. • Proposed trading symbol: Nasdaq National Market — MIMI

This investment involves risk. See “Risk Factors” beginning on page 7.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Mimi’s Cafe, Inc.	$	$
Proceeds, before expenses, to selling stockholders	$	$

The underwriters have a 30-day option to purchase up to              additional shares of common stock from us and              shares from the selling stockholders to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray	CIBC World Markets

Banc of America Securities LLC

The date of this prospectus is                     , 2004

[Inside Front Cover of

Prospectus/Artwork]

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

Mimis Cafe® is a federally registered trademark owned by Mimi’s Cafe. This prospectus also contains trademarks of companies other than Mimi’s Cafe and use of such marks in this prospectus does not indicate an affiliation with or endorsement by such third parties.

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements and related notes appearing elsewhere in this prospectus. In this prospectus, we use the terms “Mimi’s Cafe,” “the company,” “we,” “us” and “our” to refer to SWH Corporation, a California corporation, and its subsidiaries prior to SWH Corporation becoming a wholly-owned subsidiary of Mimi’s Cafe, Inc., a Delaware corporation, and we also use such references to mean Mimi’s Cafe, Inc. and its subsidiaries after such transaction.

Our Company

Mimi’s Cafe offers a wide selection of freshly-prepared, high-quality food in an upbeat and sophisticated atmosphere reminiscent of New Orleans cafes and European bistros. With a per guest average check of $9.49 in 2003, we believe our concept combines elements of an upscale casual experience with broad everyday appeal. We operate 81 Mimi’s Cafe restaurants, which seat an average of over 200 guests per restaurant, located in California, Arizona, Colorado, Texas, Nevada, Utah, Florida, Kansas, Oklahoma and New Mexico. Our menu includes more than 100 freshly-prepared breakfast, lunch and dinner items with diverse flavors. We feature American comfort foods, such as our signature “Famous” Chicken Pot Pie and Pot Roast, as well as a comprehensive selection of ethnic cuisine and seafood favorites, such as our Pasta Jambalaya and Hibachi Salmon, and a broad selection of high-quality beer and wine. We complement our fine food with excellent service that emphasizes our high standards, core values and attention to detail. We believe that our high-quality food, broad menu, exceptional service, unique atmosphere and affordable average check make us attractive to a broad demographic range and provide us with a nationwide growth opportunity.

Our Concept and Business Strategy

Our restaurants deliver a wide variety of fresh, high-quality food with exceptional service in a lively, distinctive environment, all at an affordable average check. We believe that the following elements distinguish Mimi’s Cafe from other casual dining restaurants and provide our guests with a memorable upscale family dining experience:

•	Fresh, High-Quality Food. We prepare substantially all of our menu items from scratch in our restaurants or in our prep kitchen using fresh, high-quality ingredients.

•	Extensive and Creative Menu. Our menu is comprised of more than 100 items and features American comfort foods, as well as a selection of ethnic cuisine and seafood favorites. We believe that we have designed our menu in such a way as to “eliminate the veto vote” when groups are deciding where to eat by providing a broad menu with innovative and distinctive choices that typically satisfy a wide range of dining preferences.

•	Affordable Average Check. We offer generous portions of freshly-prepared menu items at a per guest average check of $10.44 for dinner, $9.26 for lunch and $8.04 for breakfast in 2003. We feel we offer our guests an extremely attractive price-to-value relationship that appeals to a broad demographic range.

•	Flexible Dining Hours and Occasions. Our restaurants are generally open from 7:00 a.m. to 11:00 p.m. and attract guests during breakfast, lunch and dinner as well as during off-peak hours. For instance, in addition to traditional meals, many of our guests visit our restaurants throughout the day for casual business meetings, social gatherings or just to enjoy a cappuccino and a muffin.

•	Distinctive Architecture and Decor. Our buildings are visually appealing and resemble a French country home with dormer windows, gabled roofs, stone walls and bright awnings. The interior of each restaurant, inspired by New Orleans cafes and European bistros, contains five distinct dining environments, offering a varied experience and ambiance throughout the day.

•	Guest-First Culture. We teach our employees that “there is no budget for making our guests happy.” All of our restaurant employees complete a rigorous training program emphasizing both our guest-first culture and the appropriate skills for upscale service.

Our History

Our founder and chairman, Thomas M. Simms, opened the original Mimi’s Cafe in Anaheim, California in 1978. By the beginning of 1996, we had successfully opened 21 restaurants and had begun expanding beyond Southern California. In 1996, funds managed by Saunders Karp & Megrue, LLC, a private equity investor with one of its core focuses on restaurant and retail growth concepts, purchased a majority interest in the company as part of a recapitalization to provide additional growth capital. From 1996 through 2003, we opened 57 restaurants, including 43 outside of Southern California, representing an average compound annual growth rate of 17.8%.

In addition to our unit growth, we have maintained a strong and consistent operating performance, including:

•	increasing our comparable restaurant sales in 34 of the last 35 quarters;

•	increasing our average restaurant sales at restaurants open during the entire year from $2.4 million in 1995 to $3.3 million in 2003;

•	increasing our total revenue from $48.8 million in 1995 to $240.5 million in 2003; and

•	never having to close a restaurant during our 26-year history.

Our Growth Strategy

Our growth objective is to profitably increase our restaurant base without compromising our distinctive concept. In order to achieve this objective, we have developed the following strategy:

•	Continue to Execute a Consistent and Disciplined Restaurant Expansion. We believe there is an opportunity to continue to expand our concept nationwide. We intend to target convenient, high-traffic restaurant sites in new and existing regional markets that support our concept. We expect to open 11 or 12 new restaurants in 2004, of which three are currently operating, four are under construction, three have signed leases and two have signed letters of intent for lease commitments.

•	Maintain Strong Unit-Level Performance. As we expand our restaurant base, we intend to continue to build on our track record of strong existing restaurant performance. Our average restaurant sales increased from $2.4 million in 1995 to $3.3 million in 2003 for restaurants that were open during the entire year. The average restaurant-level cash flow in 2003 was $524,000 or 15.7% of restaurant sales.

•	Leverage Our Partnership Management Philosophy. We have developed a partnership management structure that provides selected regional and single-unit restaurant managers with an opportunity to either participate in the cash flows of the restaurants for which he or she is responsible or to acquire equity in our company. We plan to leverage our partnership management philosophy to grow our existing markets and expand into new markets. We believe this structure enables us to attract and retain highly experienced managers with market-specific knowledge and provides for stable restaurant management, which reduces staff turnover and increases guest satisfaction.

•	Utilize Our Prep Kitchen to Maintain Consistency, Simplify Kitchen Operations and Drive Incremental Sales. We operate an approximately 25,000 square foot modern prep kitchen that prepares substantially all of our signature muffin mixes, dressings, sauces and soups. By producing over 40 different items, all fresh and never frozen, our prep kitchen allows us to maintain a consistent flavor profile among our menu items, and enables our restaurants to efficiently produce an extensive menu of freshly-prepared, high-quality items. In addition to preparing our products, we recently agreed to produce custom soups and sauces for a third-party restaurant chain. We believe that our third-party services validate the quality of our prep kitchen operations as well as enable us to profitably drive incremental sales and utilize excess capacity with minimal incremental capital commitment.

We were incorporated in California in March 1973 as Roscoe-Woodman Corp. and changed our name to SWH Corporation in July 1973. Prior to the effective date of this offering, our stockholders will enter into a share exchange transaction with Mimi’s Cafe, Inc., a Delaware corporation, for the sole purpose of reincorporating in Delaware. See “Description of Capital Stock.” Our principal executive offices are located at 17852 East 17th Street, South Building, Suite 108, Tustin, California 92780, and our telephone number is (714) 544-4826. We maintain a worldwide web site at http://www.mimiscafe.com. The reference to our worldwide web address does not constitute incorporation by reference into this prospectus of the information contained at that site.

The Offering

Common stock offered:

By Mimi’s Cafe, Inc.	shares

By selling stockholders	shares

Total	shares

Common stock outstanding after this offering	shares

Initial public offering price	$ per share

Use of proceeds

We intend to use the net proceeds we receive from this offering, together with borrowings under our new credit facility, to repay all amounts owed under our current credit facility. We will receive $             from certain selling stockholders in connection with the repayment of outstanding loans. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	MIMI

The total number of shares of common stock to be outstanding after this offering is based on the actual number of our shares of common stock outstanding as of                     , 2004. The total number of shares to be outstanding after this offering excludes the potential dilutive effect of the following securities:

•	shares of common stock issuable upon exercise of stock options outstanding as of , 2004, at a weighted average exercise price of $ per share, under our stock option plans;

•	additional shares of common stock reserved for future issuance under our stock option plans; and

•	shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $ per share.

Unless otherwise specifically stated, information throughout this prospectus:

•	reflects the completion of a share exchange transaction between the stockholders of SWH Corporation and Mimi’s Cafe, Inc. on a one for basis;

•	assumes options reserved for issuance under our stock option plans and warrants to purchase shares of common stock have not been exercised; and

•	assumes no exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial and Operating Data

You should read the summary consolidated financial and operating data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,						Three Months Ended March 31,
	1999	2000	2001	2002	2003		2003	2004
	($ in thousands, except per share data and footnotes)
Statement of Operations Data:							(unaudited)
Total revenues	$112,717	$141,605	$168,108	$199,830		$240,538	$56,249		$68,349
Costs and expenses:
Restaurant operating costs:
Product costs	34,154	42,927	49,458	56,224		68,017	15,689		19,542
Payroll and related costs	41,580	52,212	62,541	75,764		92,253	21,644		25,908
Occupancy and other operating expenses	20,282	26,254	32,043	37,247		44,765	10,440		12,483

Total restaurant operating costs	96,016	121,393	144,042	169,235		205,035	47,773		57,933
Depreciation and amortization	2,948	4,063	5,008	6,247		7,842	1,813		2,209
Pre-opening costs	1,797	2,334	2,171	2,399		3,591	799		782
General and administrative	6,486	8,069	10,183	12,961		14,277	3,559		4,193
Legal settlement and related costs(1)	—	—	—	214		2,815	—		—

Total costs and expenses	107,247	135,859	161,404	191,056		233,560	53,944		65,117
Operating income	5,470	5,746	6,704	8,774		6,978	2,305		3,232
Interest expense, net	2,455	3,490	3,105	6,946		10,298	2,230		2,704
Loss on extinguishment of debt	—	—	—	312		—	—		—

Income (loss) before income tax provision (benefit)	3,015	2,256	3,599	1,516		(3,320)	75		528
Income tax provision (benefit)	1,354	862	1,397	591		(1,208)	27		211

Net income (loss)	$1,661	$1,394	$2,202	$925		$(2,112)	$48		$317

Net income (loss) per share(2):
Basic					$			$

Diluted					$			$

Number of shares used in computing net income (loss) per share(2):
Basic

Diluted

Pro Forma Data(3):
Net income (loss)					$			$
Net income (loss) per share:
Basic					$			$
Diluted					$			$
Number of shares used in computing net income (loss) per share:
Basic
Diluted

Selected Operating Data:
Restaurants open at end of period	41	49	57	66		78	68		81
Comparable restaurant sales increase (decrease)(4)	3.7%	4.9%	1.3%	2.7%		1.3%	(0.9)%		4.3%
Average restaurant sales(5)	$3,066	$3,174	$3,201	$3,291		$3,342	$834		$849
Average restaurant-level cash flow(5)(6)	$472	$466	$467	$513		$524	$128		$129
Average restaurant-level cash flow margin(6)	15.4%	14.7%	14.6%	15.6%		15.7%	15.4%		15.2%

	March 31, 2004
	Actual	Pro Forma As Adjusted(7)
	(unaudited)
Selected Balance Sheet Data:
Cash	$1,494	$
Total assets	109,053
Total debt, including current portion	76,688
Stockholders’ equity	1,563

(1)	Represents amounts for the settlement of a class action claim alleging that restaurant managers were improperly classified as exempt employees under California’s wage and hour laws and were wrongfully denied overtime pay as a result of the misclassification. The amount reflected for 2003 includes a $2.5 million settlement expected to be paid in the third quarter of 2004 and $315,000 in related legal fees.
(2)	See notes 5 and 12 of the notes to the audited consolidated financial statements and note 4 of the notes to the unaudited consolidated financial statements for an explanation of the method used to calculate the net income (loss) per share and the shares used in computing net income (loss) per share.
(3)	Pro forma data gives effect, as of the beginning of each period, to the sale of shares of common stock offered by us at an assumed initial public offering price of $ per share, net of estimated underwriting discounts and estimated offering expenses, the elimination of interest expense related to the repayment of $ million owing under our current credit facility, the elimination of interest income related to the repayment of outstanding loans from the company, the payment of a $35,000 prepayment penalty to Ableco Finance LLC under our current credit facility, a charge of $ attributable to the write-off of deferred financing costs related to our repayment of amounts owed under our current credit facility and the inclusion of interest expense related to the borrowing of $ under our new credit facility which will be utilized to repay a portion of the outstanding amount owed under our current credit facility.
(4)	In calculating comparable restaurants sales, restaurants that are open for at least 18 months prior to January of a given year are considered comparable for that year.
(5)	Average restaurant data includes data from restaurants that were open for the entire period.
(6)	We define restaurant-level cash flow to be total restaurant sales minus restaurant-level operating costs. Restaurant-level cash flow does not include general and administrative costs, depreciation and amortization and pre-opening costs or income generated from third-party prep kitchen sales. We believe that restaurant-level cash flow margin is an important measure of financial performance because it is widely regarded in the restaurant industry as an important metric by which to evaluate a company’s restaurant-level operating efficiency and performance. Restaurant-level cash flow margin is calculated by dividing restaurant-level cash flow by total restaurant sales. The table below sets forth our calculation of restaurant-level cash flow and a reconciliation to operating income and net income (loss), which are directly comparable measures under generally accepted accounting principles, or GAAP. Restaurant-level cash flow is not a measurement determined in accordance with GAAP and should not be considered in isolation or as an alternative to income from operations or net income as indicators of financial performance. Restaurant-level cash flow as presented may not be comparable to similarly titled measures used by other companies.
(7)	Reflects our receipt of estimated net proceeds of $ from the sale of shares of common stock offered by us at an assumed initial public offering price of $ per share, net of estimated underwriting discounts and estimated offering expenses, the use of proceeds from this offering to repay $ amounts owed under our current credit facility, the elimination of interest expense related to the repayment of $ owing under our current credit facility, the receipt of $ from certain stockholders in full repayment of outstanding notes receivable, the elimination of interest income related to the full repayment of outstanding notes receivable, the payment of a $35,000 prepayment penalty to Ableco Finance LLC under our current credit facility, a charge of $ attributable to the write-off of deferred financing costs related to our repayment of amounts owed under our current credit facility and the borrowing of $ under our new credit facility which will be utilized to repay a portion of the outstanding amount owed under our current credit facility and the inclusion of interest expense related thereto.

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	($ in thousands)
						(unaudited)
Total revenues	$112,717	$141,605	$168,108	$199,830	$240,538	$56,249	$68,349
Less — other revenues	—	—	—	—	79	—	312

Total restaurant sales	112,717	141,605	168,108	199,830	240,459	56,249	68,037
Deduct — Restaurant operating costs:
Product costs	34,154	42,927	49,458	56,224	68,017	15,689	19,542
Payroll and related costs	41,580	52,212	62,541	75,764	92,253	21,644	25,908
Occupancy and other operating expenses	20,282	26,254	32,043	37,247	44,765	10,440	12,483
Less: Costs related to other revenues	—	—	—	—	(45)	—	(204)

Restaurant-level cash flow	16,701	20,212	24,066	30,595	35,469	8,476	10,308
Deduct — Operating expenses:
Depreciation and amortization	2,948	4,063	5,008	6,247	7,842	1,813	2,209
Pre-opening costs	1,797	2,334	2,171	2,399	3,591	799	782
General and administrative	6,486	8,069	10,183	12,961	14,277	3,559	4,193
Legal settlement and related costs	—	—	—	214	2,815	—	—
Add: Income related to other revenues	—	—	—	—	(34)	—	(108)

Operating income	5,470	5,746	6,704	8,774	6,978	2,305	3,232
Deduct — Other expenses:
Total other expenses	2,455	3,490	3,105	7,258	10,298	2,230	2,704
Income tax provision (benefit)	1,354	862	1,397	591	(1,208)	27	211

Net income (loss)	$1,661	$1,394	$2,202	$925	$(2,112)	$48	$317

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before participating in this offering. If any of the following risks actually occur, our business, financial condition, operating results or cash flows could be materially harmed. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment. When determining whether to buy our common stock, you should also refer to the other information in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business

We may be unable to successfully execute our growth strategy due to factors outside of our control.

The success of our growth strategy depends in large part on our ability to open and operate new restaurants. The timing and execution of the opening of new restaurants may be delayed by factors beyond our control, which may prevent us from achieving our projected growth targets. Further, any restaurants that we open may not achieve operating results similar to those of our existing restaurants. Our ability to expand successfully will depend upon a number of factors, many of which are beyond our control, including:

•	the financing and completion of new real estate developments where our restaurants will be located;

•	negotiations with landlords, contractors and vendors;

•	the competition for restaurant sites;

•	construction of new restaurants, including delays attributable to adverse weather conditions;

•	the hiring, training and retention of qualified restaurant personnel;

•	obtaining and maintaining required local, state and federal government approvals and permits related to the construction of the sites and the sale of food and alcoholic beverages;

•	competition in our markets; and

•	general economic conditions.

We may experience difficulties managing a growing and dispersed business.

The attention that our management team devotes to our restaurant growth strategy reduces the amount of attention it gives to our existing restaurants, which may cause these existing restaurants to perform below our expectations. While we believe that our management team and corporate infrastructure are adequate to support our growth strategy, we may discover that our existing systems and procedures, restaurant management systems, financial controls, information systems, real estate development team, management resources and human resources will not be able to support our rate of expansion, particularly as we continue to expand into markets outside of Southern California.

Our comparable restaurant sales growth may not continue at the rate experienced over the past several years.

Our restaurants have collectively generated positive comparable restaurant sales growth over the past several years, but this growth may not continue and comparable restaurant sales could decline. Comparable restaurant sales growth may be affected by a number of factors, including:

•	pricing pressure;

•	guest trends;

•	intense competition in the restaurant business;

•	general economic conditions;

•	daily execution; and

•	extraordinary events such as weather or natural disasters.

Even if our business remains strong and we implement our growth strategy as we expect, the price of our common stock may decline in reaction to a decline in our comparable restaurant sales.

A decline in general economic conditions could materially adversely affect our financial results.

Consumer spending habits, including discretionary spending on dining out at restaurants such as ours, are affected by:

•	prevailing economic conditions;

•	levels of employment;

•	salaries and wage rates;

•	consumer confidence; and

•	consumer perception of economic conditions.

Continued weakness or uncertainty of the United States economy as a result of reactions to war, terrorist activity or other unforeseen events, could materially adversely affect consumer spending habits, which would likely cause us to delay or slow our growth plans and result in lower sales than we expect.

Our current concentration in Southern California makes us susceptible to adverse events in the region.

While only one of the restaurants we expect to open during 2004 is in Southern California, 34 of our 81 restaurants are located in the greater Los Angeles and San Diego areas. As a result, we are particularly sensitive to economic developments in this region, including the labor market and competition in the regional restaurant industry. In addition, given our geographic concentration, negative publicity regarding any of our restaurants in Southern California could have a material adverse effect on our profitability, as could other regional occurrences such as:

•	earthquakes or other natural disasters;

•	energy shortages or price increases;

•	acts of terrorism;

•	riots; or

•	local strikes.

Our restaurants are dependent on a single site “prep kitchen” for ingredients or components of a majority of our menu offerings.

We rely on a single site prep kitchen, located in Fullerton, California, for preparation and distribution of substantially all of our signature muffin mixes, dressings, sauces and soups. Any temporary or permanent disruption in the operation of this facility would affect all of our restaurants’ ability to serve the full range of our menu offerings or require us to obtain these items from alternative sources, which could have a material adverse effect on our financial position or results of operations.

We may have difficulty identifying additional regional and local markets for expansion of our restaurant concept, and we may misjudge the potential of new markets.

In order to successfully expand our business, we must identify new regional and local markets in which our restaurant concept will be successful. To execute this strategy, we must devote substantial financial resources and managerial time to the analysis of demographics, results of competing restaurants, potential operating costs, real estate costs and availability, construction costs and discretionary spending patterns in different regions of the United States and specific local areas within those selected regions. We may be unfamiliar with many of these areas, and, despite our extensive research, we may choose markets that may prove to be less accepting of our restaurant concept than guests in our existing markets. As a result, we may invest substantial time, energy and money in restaurants in new markets that may not generate satisfactory returns. In addition, new restaurants, including those located in new markets, will take at least several months to reach planned operating levels due to inefficiencies typically associated with new restaurants, and the results of a new restaurant over at least the first year of operation may be below our per restaurant average.

We may not be able to locate and secure new restaurant sites within identified markets, and we may misjudge the quality of the sites we secure.

In both existing markets and new markets, identifying and securing an adequate supply of suitable new restaurant sites is challenging. The market for the prime real estate parcels that we target for our restaurants is competitive, and we may not be able to secure any of our preferred parcels within an attractive market on satisfactory economic terms, or at all. The success of our restaurants depends in large part on strategically placing them on neighborhood mall pad sites adjacent to thriving retail outlets, other entertainment destinations or heavily trafficked roads or intersections in areas with a strong industrial or commercial base near established residential areas. Even within a highly desirable market, the choice between two sites located within blocks of each other may make a material difference in sales and future sales growth of a new restaurant. Further, the opening of additional restaurants in an existing market may reduce sales performance and guest visits for our other restaurants in that market. The success of a restaurant may also be dependent on the continued success of the mall, retail outlets or other destinations immediately surrounding the restaurant. We typically commit to 20 to 25 year leases on our new restaurant sites, so the consequence of selecting a site that proves to be less than optimal may be significant to our business.

Our industry is heavily regulated, and compliance may be more costly than we expect.

The restaurant industry is subject to various federal, state and local laws and regulations. Compliance with these legal requirements may be more costly than we expect, and failure to comply with any of them may affect our financial results or ability to operate in particular markets. See “Business — Governmental Regulation.” Significant legal and regulatory regimes affecting our business include:

•	employment laws, including minimum wage requirements, overtime pay, meal and rest break requirements, health insurance, unemployment tax rates, discrimination laws, workers’ compensation rates and citizenship and immigration requirements;

•	permit requirements for the sale of food and alcoholic beverages;

•	health, safety and fire regulations;

•	zoning, land and environmental regulations;

•	sales tax;

•	state “dram shop” statutes, which generally allow a person injured by an intoxicated person to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person; and

•	disability laws governing public access and employment.

Our business could suffer if we are the subject of negative publicity or litigation regarding allegations of food-related illnesses or other complaints about our operations.

As a restaurant business, we are sometimes the subject of complaints or litigation from guests alleging illness, injury or other food quality, health or operational concerns. Also, we may be subject to claims from third-party restaurants who purchase products from our prep kitchen, or their guests, alleging food-related illnesses. Food-related illnesses may be caused by a variety of food-borne pathogens, such as e-coli or salmonella, which are frequently carried on unwashed fruits and vegetables, and from a variety of illnesses transmitted by restaurant workers, such as hepatitis, which may not be diagnosed prior to being infectious. As a result, we cannot control all of the potential sources of illness that can be transmitted from our food. If any person becomes ill, or alleges becoming ill, as a result of eating food prepared by us, we may be liable for damages, be subject to governmental regulatory action or receive adverse publicity, regardless of whether the allegations are valid or whether we are liable, all of which could have long-lasting negative effects on our revenues or ability to continue our growth strategy.

Additionally, employee claims against us based on, among other things, discrimination, harassment, wage and hours disputes or wrongful termination may divert our financial and management resources from operation of the business. In March 2004, a former employee filed an action against us in the Superior Court of the State of California for herself and on behalf of a putative class of similarly situated employees alleging, among other things, that non-exempt employees were not provided proper rest and meal breaks under California law. We are evaluating the allegations raised in this action and we intend to pursue any defenses that may be available to us. Although we cannot predict the outcome of this action, any ultimate liability or settlement cost or legal costs in defending this or any other action may have a material adverse effect on our financial position or our results of operations in any particular accounting period. See “Business — Litigation.”

Our growth strategy depends heavily on our market partners, managing partners and operating partners, and the individuals we choose as partners may not be effective.

Our system of hiring market partners, managing partners and operating partners is critical to our growth strategy. Each market partner and operating partner has substantial discretion over the day-to-day operation of more than one restaurant, and a managing partner directs the operation of the single restaurant for which he or she has responsibility. See “Business — Operations.” While we view our partners’ expertise and personal stake in the success of their assigned restaurants as a substantial strength of our growth strategy, our reliance on these partners places great importance on the quality of our hiring decisions. We may choose partners who cannot successfully execute our restaurant concept, and poor choices may negatively impact our success in a particular market. If we choose to replace partners, the transition may be disruptive to the affected restaurants.

We may not be able to raise capital in the future sufficient to fund our growth strategy and business plan.

Changes in our operating plans, acceleration of our expansion plans, lower than anticipated sales, increased expenses or other events, including those described elsewhere in this prospectus, may cause us to seek additional debt or equity financing on an accelerated basis. Additional financing may not be available on acceptable terms, if at all, and our failure to raise sufficient capital in a timely manner could negatively impact our growth strategy or otherwise materially adversely affect our business. Additional equity financing may be dilutive to the holders of our common stock, and debt financing may involve significant cash payment obligations and financial or other business covenants that restrict our ability to operate our business as we might otherwise choose.

We may experience labor shortages.

Our success depends in part upon our ability to attract, train, motivate and retain a sufficient number of qualified employees. Qualified individuals are in short supply in some areas, particularly given our relatively high employment standards and the rigor of our training program. Shortages of sufficient, high-quality labor could strain our restaurant operations, delay new restaurant openings, or require us to increase wages to attract desired individuals, which would materially adversely affect our financial position or our results of operations.

We may be unable to increase our menu prices adequately to respond to unexpected increases in food prices.

Any increase in wholesale food prices or distribution costs or the failure of our significant suppliers or distributors to perform could disrupt our service and cause our food-related costs to increase. Additionally, various factors beyond our control may affect our food costs and cause a disruption in our supply chain, including:

•	adverse weather conditions such as droughts;

•	governmental regulation;

•	availability;

•	recalls of food products; and

•	seasonality.

We may not be able to anticipate and react to changing food costs by adjusting our purchasing practices and menu prices to account for increased costs. Even if we could anticipate increased food costs, we may not be able to pass along price increases to our guests which could materially adversely affect our financial position or our results of operations.

If we lose the services of any of our senior management or key operations personnel, our business could suffer.

The distinctiveness and success of our concept and growth strategy are dependent on the services of our senior management team, particularly our president and chief executive officer, Russell W. Bendel, and our key operations personnel. If we lose the services of any members of our senior management team or our key personnel for any reason, we may be unable to replace them with qualified personnel, which could have a material adverse effect on our business and growth.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to seasonality and other factors, resulting in a decline in our stock price.

Our quarterly operating results may fluctuate significantly because of several factors, including:

•	the timing of new restaurant openings and related pre-opening expenses and inefficiencies;

•	restaurant operating costs for our newly-opened restaurants, which are often materially greater during the first several months of operation than thereafter;

•	labor availability and costs for hourly and management personnel;

•	profitability of our restaurants, especially in new markets;

•	trends in comparable restaurant sales;

•	changes in borrowings and interest rates;

•	general economic conditions;

•	changes in consumer preferences and competitive conditions;

•	fluctuations in food and commodity prices;

•	our repurchase from one or more market partners of their interests in the cash flows of the restaurants they manage;

•	fluctuations in costs attributable to public company compliance costs, including Sarbanes-Oxley Act related costs; and

•	the timing of certain holidays.

Our business is also subject to seasonal fluctuations. Historically, sales in most of our restaurants have been lower during the summer months of each year. As a result, our quarterly and annual operating results and comparable restaurant sales may fluctuate significantly as a result of seasonality and the factors discussed above. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable restaurant sales for any particular future period may decrease.

Our current insurance loss estimates may not be adequate and, if any claims exceed such estimates, our profitability may be materially adversely affected.

We are self-insured for a significant portion of our current exposures related to our workers’ compensation, general liabilities and employee medical insurance programs. Although we base our loss estimates on actuarial data, as well as on our historical trends, we may not be able to accurately predict the number or value of the claims that occur. In the event our actual liability exceeds our estimate for any given period, our level of profitability could be materially adversely affected.

Our success depends on our ability to compete effectively in the restaurant industry.

The restaurant industry is intensely competitive with respect to the quality and value of food offered, concept, guest service, price, ambiance, dining experience and location. Although we do not believe we have any direct national brand competitors, we do face indirect competition from a large and diverse group of well-established national, regional or local chains, many of which may have substantially greater financial, marketing and other resources, which may give them competitive advantages. We also compete with many other restaurants for site locations and restaurant operating personnel. As our competitors expand operations in markets where we operate, or expect to operate, we expect competition to intensify, which could materially adversely affect our financial position or results of operations.

Risks Related to This Offering

We are controlled by a small group of existing stockholders whose interests may differ from your interests as a stockholder.

Four investment funds managed by Saunders Karp & Megrue, LLC, or the SKM Funds, and Thomas M. Simms, our founder and chairman, together will beneficially own     % of our outstanding common stock after this offering, and     % if the underwriters exercise their over-allotment option in full. Pursuant to the terms of a stockholders agreement among us, the SKM Funds and certain of our other stockholders, as proposed to be amended in connection with this offering, so long as the SKM Funds or their affiliates own at least 25.0% of our total outstanding shares of common stock, they will have the right to nominate three directors and to designate the chairman of our board of directors, so long as the SKM Funds or their affiliates own at least 10.0% of our total outstanding shares of common stock, they will have the right to nominate two directors to our board of directors and so long as the SKM Funds or their affiliates own at least 5.0% of our total outstanding shares of common stock, they will have the right to nominate one director to our board of directors. In addition, so long as Thomas M. Simms and a group of stockholders designated as key holders under the agreement hold at least 5.0% of our total outstanding shares of common stock, they will have the right to nominate one of our directors. The SKM Funds and key holders will agree under the amended agreement to vote their shares to elect the nominees designated by the SKM Funds, and by Mr. Simms and the key holders. See “Related Party Transactions.” Mr. Simms and the SKM Funds, acting together, will be able to exert substantial control over our business after this offering, including the election of directors and significant business transactions, and will be able to prevent or cause a change in control of our company and an amendment to our certificate of incorporation and bylaws. We cannot assure you that the interests of these existing stockholders will be consistent with your interests as a stockholder.

Shares eligible for future sale may cause the market price of our common stock to drop significantly, even if our business is doing well.

After this offering is concluded, our current stockholders will have              shares of common stock outstanding, or              shares if the underwriters exercise their over-allotment option in full. The shares held by substantially all of our current officers, directors, principal stockholders and optionholders are subject to lock-up agreements and may not be sold to the public during the 180-day period following the date of this prospectus without the consent of the underwriters. These shares will be considered “restricted securities” within the meaning of Rule 144 under the Securities Act and, after the lock-up period, will be eligible for resale subject to the volume, manner of sale, holding period and other limitations of Rule 144. The SKM Funds, and under certain circumstances a majority of our other existing stockholders, have the right to require us to register their shares of our common stock, and substantially all of our existing stockholders have the right to request to participate in future public offerings of our common stock. See “Description of Capital Stock—Registration Rights.”

In addition to outstanding shares eligible for future sale,              shares of our common stock are issuable under currently outstanding stock options granted to several executive officers, directors and employees under our 1996 Long-Term Incentive Plan. Following this offering, we intend to file registration statements under the Securities Act registering              shares under our 1996 Long-Term Incentive Plan and              shares under our 2004 Stock Incentive Plan that was adopted in connection with this offering. Shares included in such registration statements will be available for sale in the public market immediately after the 180-day lock-up period expires.

Sales of substantial amounts of common stock in the public market, or the perception that these sales may occur, could materially adversely affect the prevailing market price of our common stock and our ability to raise capital through a public offering of our equity securities. See “Shares Eligible for Future Sale.”

Anti-takeover provisions in our Certificate of Incorporation and Bylaws and Delaware law contain provisions that may prevent or delay a change of control that a stockholder might consider in its best interest.

Our certificate of incorporation and bylaws contain provisions that could delay or prevent a change in our control. These provisions include:

•	a classified board of directors;

•	the elimination of stockholder action by written consent;

•	the elimination of the ability of stockholders to call special meetings;

•	advance notice procedures for stockholder proposals; and

•	the right to issue preferred stock without stockholder approval.

In addition, the provisions of Section 203 of the Delaware General Corporate Law govern us. These provisions may prohibit a stockholder owning 15% or more of our outstanding voting stock from merging or combining with us. These and other provisions in our certificate of incorporation and bylaws and Delaware law might be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for sale of our common stock.

As a new investor, you will experience immediate and substantial dilution in net tangible book value.

Investors purchasing shares of our common stock in this offering will pay more for their shares than the amount paid by stockholders who acquired shares before this offering. If you purchase common stock in this offering, you will incur immediate dilution in pro forma net tangible book value of approximately $         per share. If the holders of outstanding options or warrants exercise these options or warrants, you will incur further dilution. See “Dilution.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements regarding future events, our future financial performance and results of operations, our business strategy and our financing plans are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “can,” “will,” “could,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. Examples of forward-looking statements include, without limitation, our statements that we expect to open an additional eight or nine new restaurants by the end of 2004, that three of these restaurants will be in Missouri and Nebraska and that we expect our total cash investment per restaurant opened in 2004 to average $1.7 million, excluding pre-opening expenses, which are expected to be approximately $300,000 per restaurant.

These statements are only predictions. Actual results could differ materially from those contemplated by these forward-looking statements due to known and unknown risks, uncertainties and other factors, including those related to:

•	our ability to achieve and manage our planned expansion;

•	our ability to raise capital in the future;

•	our dependence on a single site prep kitchen;

•	the ability of our market, operating and managing partners to execute our restaurant concept and to manage new restaurants;

•	changes in the availability and costs of food and beverages;

•	potential fluctuation in our quarterly operating results due to seasonality and other factors;

•	the continued service of senior management and key operations personnel;

•	the concentration of our restaurants in Southern California;

•	changes in consumer spending habits;

•	health concerns about our food products;

•	our ability to attract, motivate and retain qualified employees;

•	the impact of federal, state and local government regulations, including those relating to our employees or the sale of food and alcoholic beverages;

•	the impact of negative publicity, claims or litigation;

•	the adequacy of our insurance coverage or reserves; and

•	the effect of competition in the restaurant industry.

In evaluating these forward-looking statements, you should specifically consider various other risks, uncertainties and factors, including those risks discussed under “Risk Factors” and elsewhere in this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

We assume no obligation to publicly update or revise any of these forward-looking statements or changes in our expectations after the date of this prospectus for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We expect to receive approximately $             million from this offering, or $             million if the underwriters exercise their over-allotment option in full, assuming an offering price of $             per share and after deducting underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares by the selling stockholders except for $             in proceeds for the repayment of loans. See “Related Party Transactions — Loans to Executive Officers.”

In conjunction with the consummation of this offering, we will enter into a new credit facility. We intend to use all of the net proceeds we receive from this offering, together with borrowings under our new credit facility, to repay outstanding amounts under our current credit facility, which includes a senior revolving credit facility and a senior subordinated term loan. Amounts outstanding under our current senior revolving credit facility bear interest at the greater of (i) the reference bank’s prime rate plus 4.5 % or (ii) 11.0%. Amounts outstanding under our current senior subordinated term loan bear interest at 18.0% per annum. Our current credit facility has a maturity date of April 16, 2005.

DIVIDEND POLICY

We have not declared or paid cash dividends since 1992. Any future decision to pay dividends remains within the discretion of our board of directors. We currently anticipate that we will retain earnings, if any, to support operations and to finance the growth and development of our business and do not anticipate paying cash dividends in the foreseeable future. Moreover, our payment of cash dividends is restricted by our current credit facility, which contains restrictions prohibiting us from paying any cash dividends without the lenders’ prior approval.

CAPITALIZATION

The following table sets forth, as of March 31, 2004, our consolidated cash and capitalization on an actual basis and on a pro forma as adjusted basis to reflect the sale of              shares of common stock in this offering at an assumed initial public offering price of $         per share and after deducting estimated underwriting discounts and commissions and our estimated offering expenses, the application of the estimated net proceeds to repay outstanding indebtedness as described in “Use of Proceeds,” the initial borrowing of $             we intend to incur under our new credit facility, and the repayment of outstanding loans to certain stockholders.

	As of March 31, 2004
	Actual	Pro Forma As Adjusted
	(in thousands)
	(unaudited)
Cash	$1,494	$

Current portion of long-term debt	$1,530	$
Long-term debt, less current portion	75,158
Stockholders’ equity:
Preferred stock, $0.001 par value, shares authorized; no shares issued and outstanding	—
Common stock, $0.001 par value, shares authorized; shares issued and outstanding (actual); and shares issued and outstanding (pro forma as adjusted)	20,355
Additional paid-in capital	44
Accumulated deficit	(18,478)
Notes receivable from stockholders	(358)

Total stockholders’ equity	1,563

Total capitalization	$78,251	$

The table assumes no exercise of the underwriters’ over-allotment option and excludes the potential dilutive effect of the following securities:

•	shares of common stock issuable upon exercise of options outstanding as of , 2004, at a weighted average exercise price of $ per share, under our stock option plans;

•	additional shares of common stock reserved for future issuance under our stock option plans; and

•	shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $ per share.

This information should be read in conjunction with “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and notes relating to those statements appearing elsewhere in this prospectus.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of common stock after this offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2004. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering.

Our net tangible book value as of March 31, 2004 was $             million, or $             per share of common stock. Net tangible book value per share represents the amount of our stockholders’ equity divided by              shares of our common stock. After giving effect to the sale of the          shares of common stock offered hereby at an assumed public offering price of $             per share (less underwriting discounts and commissions and estimated offering expenses), our pro forma as adjusted net tangible book value as of March 31, 2004 would have been $             million, or $             per share. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution in net tangible book value of $             per share to new investors of common stock in this offering. If the initial public offering price is higher or lower, the dilution to the new investors will be greater or less. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of March 31, 2004	$
Increase per share attributable to new investors	$

Pro forma as adjusted net tangible book value per share after this offering		$

Dilution per share to new investors		$

The following table sets forth, as of March 31, 2004, the differences between the number of shares of common stock purchased from us at an assumed public offering price of $             per share, the total consideration paid and the average price per share paid by existing holders of common stock and by new investors, before deducting the underwriting discounts and commissions and estimated offering expenses. The following table does not include          shares of common stock issuable upon exercise of outstanding options and warrants with a weighted average exercise price of $             per share as of March 31, 2004. To the extent that outstanding stock options or warrants are exercised, there will be further dilution to new investors.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors(1)(2)					$

Total		100%		$100%

(1)	As of March 31, 2004, we had reserved shares of our common stock for issuance upon exercise of outstanding options and warrants at a weighted average exercise price of $ per share. To the extent any of the options and warrants are exercised, there will be further dilution to new investors. See notes 5 and 12 to the audited consolidated financial statements for additional information.
(2)	Assuming full exercise of the underwriters’ over-allotment option, the number of shares of common stock held by new stockholders would be increased to shares or % of the total number of shares outstanding.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The selected consolidated financial and operating data for each of the five fiscal years in the period ended December 31, 2003 are derived from our audited consolidated financial statements. The audited consolidated financial statements and notes as of December 31, 2003 and 2002 and for each of the three fiscal years in the period ended December 31, 2003, and the report of the independent auditors on those years, are included elsewhere in this prospectus. The financial information as of March 31, 2004 and for each of the three months ended March 31, 2004 and 2003 are derived from unaudited financial statements. In the opinion of management, unaudited financial statements include all adjustments, consisting principally of normal recurring accruals that management considers necessary for a fair presentation of the financial position and the results of operations for these periods. Historical results are not necessarily indicative of the results of operations for future periods and the results of interim periods are not necessarily indicative of the results for a full year. The following data is qualified in its entirety by and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,						Three Months Ended March 31,
	1999	2000	2001	2002	2003		2003	2004
	($ in thousands, except per share data and footnotes)
Statement of Operations Data:							(unaudited)
Total revenues	$112,717	$141,605	$168,108	$199,830		$240,538	$56,249		$68,349
Costs and expenses:
Restaurant operating costs:
Product costs	34,154	42,927	49,458	56,224		68,017	15,689		19,542
Payroll and related costs	41,580	52,212	62,541	75,764		92,253	21,644		25,908
Occupancy and other operating expenses	20,282	26,254	32,043	37,247		44,765	10,440		12,483

Total restaurant operating costs	96,016	121,393	144,042	169,235		205,035	47,773		57,933
Depreciation and amortization	2,948	4,063	5,008	6,247		7,842	1,813		2,209
Pre-opening costs	1,797	2,334	2,171	2,399		3,591	799		782
General and administrative	6,486	8,069	10,183	12,961		14,277	3,559		4,193
Legal settlement and related costs(1)	—	—	—	214		2,815	—		—

Total costs and expenses	107,247	135,859	161,404	191,056		233,560	53,944		65,117
Operating income	5,470	5,746	6,704	8,774		6,978	2,305		3,232
Interest expense, net	2,455	3,490	3,105	6,946		10,298	2,230		2,704
Loss on extinguishment of debt	—	—	—	312		—	—		—

Income (loss) before income tax provision (benefit)	3,015	2,256	3,599	1,516		(3,320)	75		528
Income tax provision (benefit)	1,354	862	1,397	591		(1,208)	27		211

Net income (loss)	$1,661	$1,394	$2,202	$925		$(2,112)	$48		$317

Net income (loss) per share(2):
Basic					$			$

Diluted					$			$

Number of shares used in computing net income (loss) per share(2):
Basic

Diluted

Pro Forma Data(3):
Net income (loss)					$			$
Net income (loss) per share:
Basic					$			$
Diluted					$			$
Number of shares used in computing net income (loss) per share:
Basic
Diluted

Selected Operating Data:
Restaurants open at end of period	41	49	57	66		78	68		81
Comparable restaurant sales increase (decrease)(4)	3.7%	4.9%	1.3%	2.7%		1.3%	(0.9)%		4.3%
Average restaurant sales(5)	$3,066	$3,174	$3,201	$3,291		$3,342	$834		$849
Average restaurant-level cash flow(5)(6)	$472	$466	$467	$513		$524	$128		$129
Average restaurant-level cash flow margin(6)	15.4%	14.7%	14.6%	15.6%		15.7%	15.4%		15.2%

	March 31, 2004
	Actual	Pro Forma As Adjusted(7)
	(unaudited)
Selected Balance Sheet Data:
Cash	$1,494	$
Total assets	109,053
Total debt, including current portion	76,688
Stockholders’ equity	1,563

(1)	Represents amounts for the settlement of a class action claim alleging that restaurant managers were improperly classified as exempt employees under California’s wage and hour laws and were wrongfully denied overtime pay as a result of the misclassification. The amount reflected for 2003 includes a $2.5 million settlement expected to be paid in the third quarter of 2004 and $315,000 in related legal fees.
(2)	See notes 5 and 12 of the notes to the audited consolidated financial statements and note 4 of the notes to the unaudited consolidated financial statements for an explanation of the method used to calculate the net income (loss) per share and the shares used in computing net income (loss) per share.
(3)	Pro forma data gives effect, as of the beginning of each period, to the sale of shares of common stock offered by us at an assumed initial public offering price of $ per share, net of estimated underwriting discounts and estimated offering expenses, the elimination of interest expense related to the repayment of $ million owing under our current credit facility, the elimination of interest income related to the repayment of outstanding loans from the company, the payment of a $35,000 prepayment penalty to Ableco Finance LLC under our current credit facility, a charge of $ attributable to the write-off of deferred financing costs related to our repayment of amounts owed under our current credit facility and the inclusion of interest expense related to the borrowing of $ under our new credit facility which will be utilized to repay a portion of the outstanding amount owed under our current credit facility.
(4)	In calculating comparable restaurants sales, restaurants that are open for at least 18 months prior to January of a given year are considered comparable for that year.
(5)	Average restaurant data includes data from restaurants that were open for the entire period.
(6)	We define restaurant-level cash flow to be total restaurant sales minus restaurant-level operating costs. Restaurant-level cash flow does not include general and administrative costs, depreciation and amortization and pre-opening costs or income generated from third-party prep kitchen sales. We believe that restaurant-level cash flow margin is an important measure of financial performance because it is widely regarded in the restaurant industry as an important metric by which to evaluate a company’s restaurant-level operating efficiency and performance. Restaurant-level cash flow margin is calculated by dividing restaurant-level cash flow by total restaurant sales. The table below sets forth our calculation of restaurant-level cash flow and a reconciliation to operating income and net income (loss), which are directly comparable measures under generally accepted accounting principles, or GAAP. Restaurant-level cash flow is not a measurement determined in accordance with GAAP and should not be considered in isolation or as an alternative to income from operations or net income as indicators of financial performance. Restaurant-level cash flow as presented may not be comparable to similarly titled measures used by other companies.
(7)	Reflects our receipt of estimated net proceeds of $ from the sale of shares of common stock offered by us at an assumed initial public offering price of $ per share, net of estimated underwriting discounts and estimated offering expenses, the use of proceeds from this offering to repay $ amounts owed under our current credit facility, the elimination of interest expense related to the repayment of $ owing under our current credit facility, the receipt of $ from certain stockholders in full repayment of outstanding notes receivable, the elimination of interest income related to the full repayment of outstanding notes receivable, the payment of a $35,000 prepayment penalty to Ableco Finance LLC under our current credit facility, a charge of $ attributable to the write-off of deferred financing costs related to our repayment of amounts owed under our current credit facility and the borrowing of $ under our new credit facility which will be utilized to repay a portion of the outstanding amount owed under our current credit facility and the inclusion of interest expense related thereto.

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	($ in thousands)
						(unaudited)
Total revenues	$112,717	$141,605	$168,108	$199,830	$240,538	$56,249	$68,349
Less — other revenues	—	—	—	—	79	—	312

Total restaurant sales	112,717	141,605	168,108	199,830	240,459	56,249	68,037
Deduct — Restaurant operating costs:
Product costs	34,154	42,927	49,458	56,224	68,017	15,689	19,542
Payroll and related costs	41,580	52,212	62,541	75,764	92,253	21,644	25,908
Occupancy and other operating expenses	20,282	26,254	32,043	37,247	44,765	10,440	12,483
Less: Costs related to other revenues	—	—	—	—	(45)	—	(204)

Restaurant-level cash flow	16,701	20,212	24,066	30,595	35,469	8,476	10,308
Deduct — Operating expenses:
Depreciation and amortization	2,948	4,063	5,008	6,247	7,842	1,813	2,209
Pre-opening costs	1,797	2,334	2,171	2,399	3,591	799	782
General and administrative	6,486	8,069	10,183	12,961	14,277	3,559	4,193
Legal settlement and related costs	—	—	—	214	2,815	—	—
Add: Income related to other revenues	—	—	—	—	(34)	—	(108)

Operating income	5,470	5,746	6,704	8,774	6,978	2,305	3,232
Deduct — Other expenses:
Total other expenses	2,455	3,490	3,105	7,258	10,298	2,230	2,704
Income tax provision (benefit)	1,354	862	1,397	591	(1,208)	27	211

Net income (loss)	$1,661	$1,394	$2,202	$925	$(2,112)	$48	$317

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. We base these statements on assumptions that we consider reasonable. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those discussed in “Risk Factors,” “Forward-Looking Statements” and elsewhere in this prospectus.

Overview

We operate 81 Mimi’s Cafe restaurants located in California, Arizona, Colorado, Texas, Nevada, Utah, Florida, Kansas, Oklahoma and New Mexico. We opened our first restaurant in Anaheim, California in 1978. From 1978 until 1992, we owned our restaurants through multiple partnerships, which we combined into a single corporation in 1992. By the beginning of 1996, we had successfully opened 21 restaurants and begun expanding beyond Southern California. In 1996, funds managed by Saunders Karp & Megrue, LLC purchased a majority interest in the company as part of a recapitalization that provided additional growth capital. We funded our growth strategy through a combination of both equity and debt financings as well as our cash flows from operations. From 1996 through 2003, we opened 57 restaurants, including 43 outside of Southern California, representing an average compound annual growth rate of 17.8%. We have increased average restaurant sales from $2.4 million in 1995 to $3.3 million in 2003, at restaurants open the entire year for each respective period. This increase represents a compound annual growth rate of approximately 4.1%. Additionally, we have experienced comparable restaurant sales growth in 34 of the last 35 quarters.

We opened three new restaurants in the three months ended March 31, 2004 and expect to open an additional eight or nine new restaurants by the end of the year. We expect that three of our new restaurants to be opened in 2004 will be in Missouri and Nebraska, which are states where we do not currently operate. The latest evolution of our prototype restaurant is an approximately 6,475 square foot freestanding building, with approximately 200 seats indoors and 25 seats on the patio. We expect our total cash investment per restaurant opened in 2004 to average $1.7 million, excluding pre-opening expenses, which are estimated to be approximately $300,000 per restaurant.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The estimates and assumptions are evaluated on an ongoing basis and are based on historical experience and on various other factors that are believed to be reasonable. Accounts significantly impacted by estimates and assumptions include, but are not limited to, fixed asset lives, insurance reserves, recovery of long-lived assets and income taxes. If we had made different estimates or assumptions, our results of operations would have been affected.

We believe that the following items, although not exclusive, represent our more critical accounting policies and estimates used in the preparation of our consolidated financial statements.

Valuation of Long-Lived Assets

We review property and equipment, which includes leasehold improvements, and intangible assets with finite lives for impairment when events or circumstances indicate these assets might be impaired. We test impairment using historical cash flows and other relevant facts and circumstances as the primary basis for our estimates of future cash flows. The analysis is performed at the restaurant level for indicators of impairment. This process requires the use of estimates and assumptions, which are subject to a high degree of judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets.

Property, Equipment and Improvements

Property and equipment accounting requires estimates of the useful lives for our assets for depreciation purposes and selection of depreciation methods. We believe that the useful lives reflect the actual economic lives of the underlying assets. We have elected to use the straight-line method of depreciation for financial statement purposes. Renewals and betterments that materially extend the useful life of an asset are capitalized while maintenance and repair costs are charged to operations as incurred. Judgment is often required in our decision to distinguish between an asset which qualifies for capitalization versus an expenditure which is for maintenance and repairs. These judgments may produce materially different amounts of repair and maintenance and/or depreciation expense if different assumptions were used.

Deferred Income Taxes

Deferred tax accounting requires that we evaluate net deferred tax assets to determine if these assets will more likely than not be realized in the foreseeable future. This test requires projection of our taxable income into future years to determine if there will be income sufficient to realize the tax assets, including future tax deductions and/or FICA tax credit carryforwards. The financial statements include a valuation allowance to reduce the deferred tax assets to the amount estimated by management to be more likely than not of being realized in the foreseeable future. The preparation of the projections requires considerable judgment and is subject to change to reflect future events and changes in the tax laws.

Insurance Reserves

We are self-insured for a significant portion of our current exposures related to our workers’ compensation, general liabilities, and employee medical insurance programs. In estimating our self-insurance reserves, we utilize estimates of expected losses, based on statistical analyses of historical industry data as well as our own estimates based on our historical trends. The assumptions are closely monitored and adjusted when warranted by changing circumstances. Should a greater amount of claims occur than what was estimated or insurance costs increase beyond what was expected, reserves may not be sufficient and additional expense may be recorded or actual expenses could be more favorable than estimated, resulting in reductions in expense.

Financial Definitions

Total revenues:    Total revenues include restaurant sales, which are comprised entirely of food and beverage sales, and prep kitchen sales to third-party restaurants.

Product costs:    Product costs are composed of food and beverage expenses and the cost of operating the prep kitchen.

Payroll and related costs:    Payroll and related costs include restaurant hourly and management wages and the associated payroll taxes, workers’ compensation expense and health insurance.

Occupancy and other operating expenses:    Occupancy and other operating expenses include fixed rent, percentage rent, common area maintenance, real estate taxes, utilities, repairs and maintenance, property insurance, marketing costs, restaurant supplies and other related costs.

Depreciation and amortization:    Depreciation and amortization includes depreciation on capital expenditures for restaurants and amortization of financing fees paid in the establishment of our credit facility.

Pre-opening costs:    Pre-opening costs, which are expensed as incurred, consist of the costs of hiring and training a new restaurant’s initial workforce, travel, relocation, the food used in training, marketing costs and other direct costs related to the opening of our new restaurants.

General and administrative:    General and administrative costs include all corporate and administrative functions that support existing operations and provide infrastructure to facilitate future growth. Components of this category include office management, staff and regional supervisory compensation and related employee benefits, travel, information systems, training, corporate rent, professional and consulting fees, and promotional expenses, as well as restaurant-level bonuses and payments to market, managing and operating partners.

Comparable restaurant sales:    In calculating comparable restaurants sales, restaurants that are open for at least 18 months prior to January of a given year are considered comparable for that year.

Results of Operations

Our fiscal year ends December 31. Our operating results for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004 are presented below as a percentage of total revenues.

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Total revenues	100%	100%	100%	100%	100%
Costs and expenses:
Restaurant operating costs:
Product costs	29.4%	28.1%	28.3%	27.9%	28.6%
Payroll and related costs	37.2%	37.9%	38.4%	38.5%	37.9%
Occupancy and other operating expenses	19.1%	18.6%	18.6%	18.6%	18.3%

Total restaurant operating costs	85.7%	84.7%	85.2%	84.9%	84.8%
Depreciation and amortization	3.0%	3.1%	3.3%	3.2%	3.2%
Pre-opening costs	1.3%	1.2%	1.5%	1.4%	1.1%
General and administrative	6.1%	6.5%	5.9%	6.3%	6.1%
Legal settlement and related costs	0.0%	0.1%	1.2%	0.0%	0.0%

Total costs and expenses	96.0%	95.6%	97.1%	95.9%	95.3%
Operating income	4.0%	4.4%	2.9%	4.1%	4.7%
Interest expense, net	1.8%	3.5%	4.3%	4.0%	4.0%
Loss on extinguishment of debt	0.0%	0.2%	0.0%	0.0%	0.0%

Total other expenses	1.8%	3.6%	4.3%	4.0%	4.0%
Income (loss) before income tax provision (benefit)	2.1%	0.8%	(1.4)%	0.1%	0.8%
Income tax provision (benefit)	0.8%	0.3%	(0.5)%	0.0%	0.3%

Net income (loss)	1.3%	0.5%	(0.9)%	0.1%	0.5%

Comparison of Three Months Ended March 31, 2004 and 2003

Total Revenues.    Total revenues increased by $12.1 million, or 21.5%, to $68.3 million in 2004 from $56.2 million in 2003. The increase in 2004 was due to $7.8 million in sales generated by a full year of operations from the 18 non-comparable restaurants opened between July 1, 2002 and December 31, 2003, $2.1 million from an increase in comparable restaurant sales of 4.3% and $1.9 million from the three new restaurants opened in 2004, combined with $300,000 related to third-party sales from our prep kitchen facility. The comparable restaurant sales increase in 2004 was favorably impacted by the leap year, which added an additional sales day in 2004 when compared to 2003. The impact of the additional day on comparable store sales was approximately $472,000 or 1.0%. In 2004, 60 of our 81 restaurants were in the comparable restaurant base.

Product Costs.    Product costs increased by $3.9 million, or 24.6%, to $19.5 million in 2004 from $15.7 million in 2003 primarily due to the costs associated with additional restaurants opened in 2003 and the first quarter of 2004. Product costs as a percentage of revenues increased to 28.6% in 2004 from 27.9% in 2003. The 0.7% increase was primarily due to increased commodity costs combined with slightly higher product costs in new restaurants outside California.

Payroll and Related Costs.    Payroll and related costs increased by $4.3 million, or 19.7%, to $25.9 million in 2004 from $21.6 million in 2003 due primarily to the expenses associated with additional restaurants opened in 2003 and the first quarter of 2004. Payroll and related costs as a percentage of revenues decreased to 37.9% in 2004 from 38.5% in 2003. The 0.6% decrease was due to a decrease in hourly payroll costs due to increased productivity resulting from the leverage gained on the comparable restaurant sales increase. The decrease in hourly payroll was partially offset by an increase in payroll taxes resulting primarily from an increase in the California state unemployment insurance.

Occupancy and Other Operating Expenses.    Occupancy and other operating expenses increased by $2.0 million, or 19.6%, to $12.5 million in 2004 from $10.4 million in 2003. This increase in occupancy and other operating expenses was due primarily to the opening of twelve new restaurants in 2003 and the three new restaurants opened in the first quarter of 2004. Occupancy and other operating expenses as a percentage of revenues declined to 18.3% in 2004 from 18.6% in 2003.

Depreciation and Amortization.    Depreciation and amortization increased by $0.4 million, or 21.8%, to $2.2 million in 2004 from $1.8 million in 2003. The increase was primarily related to depreciation for the twelve new restaurants opened in 2003 and the three restaurants opened in the first quarter of 2004.

Pre-Opening Costs.    Pre-opening costs decreased by $17,000, or 2.1%, to $782,000 in 2004 from $799,000 in 2003.

General and Administrative Expenses.    General and administrative expenses increased by $634,000, or 17.8%, to $4.2 million in 2004 from $3.6 million in 2003. The increase was primarily due to an increase in bonus expense for restaurant management and operating and market partners resulting from an increase in overall restaurant level profitability combined with additional field management and corporate staff compensation and benefits resulting, in part, from the hiring of additional market partners and corporate staff to support the increased number of restaurants. As a percentage of revenues, general and administrative expenses decreased to 6.1% in 2004 from 6.3% in 2003 due to leverage gained from our expanding sales base.

Interest Expense.    Interest expense increased by $474,000, or 21.3%, to $2.7 million in 2004 compared to $2.2 million in 2003. The increase is primarily due to an increase of $12.1 million in the amount of borrowing under our credit facility to $72.3 million on March 31, 2004 compared to $60.2 million on March 31, 2003. We expect that the revolving credit facility and the term loans under our credit facility will be repaid in conjunction with this offering and replaced with reduced borrowings at more favorable interest rates under a new credit facility. We will incur a loss on extinguishment of debt of $1.4 million related to unamortized financing costs in connection with our existing revolving credit facility, which we will repay in conjunction with this offering.

Income Taxes.    The income tax provision increased by $184,000 to $211,000 in 2004 from an income tax provision of $27,000 in 2003, primarily due to an increase in pretax income.

2003 Compared to 2002

Total Revenues.    Total revenues increased by $40.7 million, or 20.4%, to $240.5 million in 2003 from $199.8 million in 2002. The increase in 2003 was due to $19.9 million from the twelve new restaurants opened in 2003, a $18.5 million increase in sales generated by a full year of operations from the 14 non-comparable restaurants opened between July 1, 2001 and December 31, 2002, and $2.2 million from an increase in comparable restaurant sales of 1.3%. In 2003, 52 of our 78 restaurants were in the comparable restaurant base.

Product Costs.    Product costs increased by $11.8. million, or 21.0%, to $68.0 million in 2003 from $56.2 million in 2002 primarily due to the costs associated with additional restaurants opened in 2003. Product costs as a percentage of revenues increased to 28.3% in 2003 from 28.1% in 2002. The 0.2% increase was primarily due to start-up inefficiencies in new restaurants combined with slightly higher product costs in new restaurants outside California.

Payroll and Related Costs.    Payroll and related costs increased by $16.5 million, or 21.8%, to $92.3 million in 2003 from $75.8 million in 2002 due primarily to the expenses associated with additional restaurants opened in 2003. Payroll and related costs as a percentage of revenues increased to 38.4% in 2003 from 37.9% in 2002. The 0.5% increase was due to an increase in workers’ compensation expense combined with an increase in restaurant manager wages resulting primarily from additional staffing needed to support the twelve new restaurant openings in 2003 and the four new restaurants openings in the fourth quarter of 2002.

Occupancy and Other Operating Expenses.    Occupancy and other operating expenses increased by $7.5 million, or 20.2%, to $44.8 million in 2003 from $37.2 million in 2002. This increase in occupancy and other operating expenses was due primarily to the opening of twelve new restaurants in 2003 and a full year of operations for the nine restaurants opened in 2002. Occupancy and other operating expenses as a percentage of revenues remained constant at 18.6% in 2003 and in 2002.

Depreciation and Amortization.    Depreciation and amortization increased by $1.6 million, or 25.5%, to $7.8 million in 2003 from $6.2 million in 2002. The increase was primarily related to depreciation for the twelve new restaurants opened in 2003 and the full-year impact of depreciation for the nine restaurants opened in 2002.

Pre-Opening Costs.    Pre-opening costs increased by $1.2 million, or 49.7%, to $3.6 million in 2003 from $2.4 million in 2002. The increase was due to opening twelve new restaurants in 2003 compared to nine new restaurants in 2002 combined with an increase in the average pre-opening cost per restaurant to $300,000 in 2003 from $267,000 in 2002. The increase in the average cost was caused by higher training and travel costs resulting from opening more stores in new and developing markets, which have fewer existing locations and experienced employees to support the new openings, combined with a delay caused by a landlord at one of our locations, extending the pre-opening time period.

General and Administrative Expenses.    General and administrative expenses increased by $1.3 million, or 10.2%, to $14.3 million in 2003 from $13.0 million in 2002. The increase was primarily due to additional field management and corporate staff compensation and benefits resulting, in part, from the hiring of additional market partners and corporate staff to support the increased number of restaurants, combined with increased bonus expense for restaurant management and operating and market partners resulting from an increase in overall restaurant-level generated profitability. As a percentage of revenues, general and administrative expenses decreased to 5.9% in 2003 from 6.5% in 2002 due to leverage gained from our expanding sales base.

Legal Settlement and Related Costs.    Legal settlement and related costs primarily reflect a $2.5 million settlement for a class action lawsuit, which we expect to pay in the third quarter of 2004, combined with $315,000 in related legal fees incurred in 2003. In addition, we incurred $214,000 in legal fees in 2002 in connection with this lawsuit. The class action alleged that restaurant managers were improperly classified as exempt employees under California’s wage and hour laws and were wrongfully denied overtime pay as a result of the misclassification. The plaintiff was seeking unpaid overtime for himself and for the putative class. We believe that we had meritorious defenses to these actions and that we have acted properly at all times in dealing with these matters. However, prior to the hearing for class certification, we elected to settle this action.

Interest Expense.    Interest expense increased by $3.4 million, or 48.3%, to $10.3 million in 2003 compared to $6.9 million in 2002. The increase is primarily due to an increase of $14.1 million in the amount of borrowing under our credit facility, combined with higher interest rates paid on our borrowings under our current credit facility entered into in April 2002 and amended in June 2003, as compared to our prior credit facility. Additionally, the increase is partially due to the full-year impact of amortization related to the fees paid in connection with our credit facility. The amount of borrowing under our credit facility increased by $14.1 million to $71.9 million on December 31, 2003 compared to $57.8 million on December 31, 2002.

Income Taxes.    Income taxes declined to a benefit of $1.2 million in 2003 from a $591,000 provision in 2002. The decline was primarily due to a decline in pretax income combined with greater utilization of the FICA tax credit.

2002 Compared to 2001

Total Revenues.    Total revenues increased by $31.7 million, or 18.9%, to $199.8 million in 2002 from $168.1 million in 2001. The increase in 2002 was due to a $15.8 million increase in sales generated by a full year of operations from the thirteen non-comparable restaurants opened between July 1, 2000 and December 31, 2001, $12.2 million from the nine new restaurants opened in 2002, and $3.7 million from an increase in comparable restaurant sales of 2.7%. In 2002, 44 of our 66 restaurants were in the comparable restaurant base.

Product Costs.    Product costs increased by $6.8 million, or 13.7%, to $56.2 million in 2002 from $49.5 million in 2001 primarily due to the costs associated with additional restaurants opened in 2002. Product costs as a percentage of revenues decreased to 28.1% in 2002 from 29.4% in 2001. The 1.3% decrease was primarily due to lower commodity prices combined with enhanced operating and purchasing efficiencies at our new prep kitchen, which was opened in June 2001.

Payroll and Related Costs.    Payroll and related costs increased by $13.2 million, or 21.1%, to $75.8 million in 2002 from $62.5 million in 2001 due primarily to the expenses associated with additional restaurants opened in 2002. Payroll and related costs as a percentage of revenues increased to 37.9% in 2002 from 37.2% in 2001. The increase was due to an increase in workers’ compensation expense and higher average hourly wages. The increase in average hourly wages resulted primarily from an increase in the California minimum wage from $6.25 per hour to $6.75 per hour effective January 1, 2002. The effect of the California minimum wage increase was partially offset by the addition of restaurants outside of California where average wage rates are lower.

Occupancy and Other Operating Expenses.    Occupancy and other operating expenses increased by $5.2 million, or 16.2%, to $37.2 million in 2002 from $32.0 million in 2001. This increase in occupancy and other operating expenses was due primarily to the opening of nine new restaurants in 2002 and a full year of operations for the eight restaurants opened in 2001. Occupancy and other operating expenses as a percentage of revenues declined to 18.6% in 2002 from 19.1% in 2001. The decline was primarily due to a decrease in direct operating expenses due to improved purchasing efficiencies and a decrease in utility costs due to a decline in the price of natural gas.

Depreciation and Amortization.    Depreciation and amortization increased by $1.2 million, or 24.7%, to $6.2 million in 2002 from $5.0 million in 2001 with depreciation related to the nine new restaurants opened in 2002 and the full-year impact of depreciation for the eight restaurants opened in 2001.

Pre-Opening Costs.    Pre-opening costs increased by $228,000, or 10.5%, to $2.4 million in 2002 from $2.2 million in 2001. The increase was due to opening nine new restaurants in 2002 compared to eight new restaurants in 2001. The average cost per restaurant decreased to $267,000 in 2002 compared to $272,000 in 2001.

General and Administrative Expenses.    General and administrative expenses increased by $2.8 million, or 27.3%, to $13.0 million in 2002 from $10.2 million in 2001. The increase was primarily due to additional corporate and field management compensation, benefits, and other related costs, resulting in part from the hiring of senior corporate management and the addition of four market partners during 2002, combined with increased bonus expense for restaurant management and operating and market partners resulting from an increase in overall restaurant level profitability. As a percentage of revenues, general and administrative expenses increased to 6.5% in 2002 from 6.1% in 2001.

Interest Expense.    Interest expense increased by $3.8 million, or 123.7%, to $6.9 million in 2002 compared to $3.1 million in 2001. The increase is primarily due to higher interest rates paid on our borrowings as well as an increase of $16.4 million in the amount of borrowing and the amortization of fees paid in connection with our current credit facility entered into in April 2002 as compared to our prior credit facility.

Loss on Extinguishment of Debt.    The $312,000 loss on extinguishment of debt in 2002 resulted from the write-off of the unamortized financing costs related to our prior credit facility, which was replaced in April 2002.

Income Taxes.    Income taxes declined to a provision of $591,000 in 2002 from a provision of $1.4 million in 2001. The decline was primarily due to the decline in pretax income.

Potential Fluctuations in Quarterly Results and Seasonality

Our quarterly revenues as a percentage of total annual revenues were 23.4%, 24.4%, 24.9% and 27.3% for the quarters ended March 31, June 30, September 30 and December 31, 2003, respectively. Our quarterly operating results may fluctuate as a result of a variety of factors, including but not limited to:

•	increases and decreases in comparable restaurant sales;

•	the timing of new restaurant openings and related expenses;

•	pre-opening costs for our newly-opened restaurants and restaurant operating costs, which are often materially greater during the first several months of operations;

•	labor availability and costs for hourly and management personnel;

•	profitability of our restaurants, especially in new markets;

•	changes in borrowings and interest rates;

•	general economic conditions;

•	changes in consumer preferences and competitive conditions;

•	fluctuations in food and commodity prices;

•	our repurchase from one or more market partners of their interests in the cash flows of the restaurants they manage;

•	fluctuations in costs attributable to public company compliance costs, including Sarbanes-Oxley Act related costs; and

•	the timing of certain holidays.

Our business is also somewhat subject to seasonal fluctuations. Historically, sales in most of our restaurants have been lower during the summer months. As a result, our quarterly and annual operating results and comparable restaurant sales may fluctuate as a result of seasonality and the factors discussed above. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year.

Liquidity and Capital Resources

We require capital primarily for expenditures relating to new restaurant openings. We have funded our liquidity and capital requirements in recent years through debt financing, cash flow from operations, and the private sale of equity securities to the SKM Funds and our other stockholders. Due to the nature of our business, we generate current liabilities sufficient to offset our working capital requirements. As of March 31, 2004, we had working capital of $(9.8) million.

Net Cash Provided by Operating Activities.    For the first three months of 2004, net cash used in operating activities was $(0.6) million compared to $(1.1) million in the first three months of 2003. During 2003, 2002 and 2001, net cash provided by operating activities was $11.2 million, $14.4 million and $9.5 million, respectively. Net cash provided by operating activities decreased by $3.2 million in 2003 from 2002 primarily due to higher interest expense. Net cash provided by operating activities increased by $4.8 million in 2002 from 2001 primarily due to higher depreciation and increased accounts payable and accrued liabilities.

We also expect to make a cash payment of $2.5 million in the third quarter of 2004 associated with liabilities previously recorded in 2003 for the settlement of a class action lawsuit alleging that our restaurant managers were improperly classified as exempt employees under California’s wage and hour laws and were wrongfully denied overtime pay as a result of the misclassification. We believe that we have meritorious defenses to these actions and that we acted properly at all times in dealing with these matters. However, prior to the hearing for class certification, we elected to settle this action. We and the plaintiff in this action have agreed to the terms of a settlement and release, and we expect to pay the settlement amount following certain administrative determinations to be made regarding the settlement. Our available net cash will decrease as a result of our payment of the $2.5 million settlement amount for the period in which such payment is made.

Net Cash Used in Investing Activities.    Net cash used in investing activities in the first three months of 2004 was $2.3 million, of which $1.9 million was used for new restaurant openings and $0.6 million was spent on existing restaurants. Net cash used in the first three months of 2003 was $3.4 million, of which $4.5 million was used for new restaurants and $0.5 million was spent on existing restaurants. In addition, we had a reduction in landlord receivables of $1.5 million. During 2003, 2002 and 2001, net cash used in investing activities was $22.1 million, $26.2 million and $16.0 million, respectively. In 2003, we had capital expenditures of $23.6 million, of which we spent $21.2 million for new restaurants and $2.1 million on existing restaurants. In addition, we had a $1.5 million decrease in landlord receivables. In 2002, we had capital expenditures of $25.3 million, of which we spent $23.0 million for new restaurants, $1.8 million for existing restaurants and $0.3 million on our prep kitchen facility. In addition, we increased our landlord receivables by $1.0 million. In 2001, we had capital expenditures of $17.4 million, of which we spent $15.3 million for new restaurants, $0.8 million for existing restaurants and $0.9 million on our new prep kitchen facility. In addition, we had a $1.4 million decrease in landlord receivables.

Net Cash Provided by Financing Activities.    Due to the pace of our growth, we have required additional cash from debt and equity investors. During the first three months of 2004, net cash provided by (used in) financing activities was ($0.7) million compared to $2.6 million for the first three months of 2003. Financing activities in the first three months of 2004 consisted primarily of an $0.8 million increase in cash to be held in trust for collateralizing letters of credit for the payment of workers’ compensation and general liability claims, partially offset by an additional $0.1 million net increase in long-term debt. Financing activities in the first three months of 2003 primarily consisted of a net increase in long-term debt of $2.1 million, partially offset by a $0.5 million reduction in cash held in trust for collateralizing letters of credit for the payment of workers’ compensation and general liability claims expense. During 2003, 2002 and 2001, net cash provided by financing activities was $13.2 million, $8.3 million and $12.8 million, respectively. Financing activities in 2003 consisted primarily of a net increase in long-term debt of $12.7 million. Financing activities in 2002 consisted primarily of a net increase in long-term debt of $14.6 million, partially offset by $4.2 million in financing costs and $2.1 million to be held in trust for collateralizing letters of credit for the payment of workers’ compensation, general liability and state disability insurance claims. Financing activities in 2001 consisted primarily of a net increase in long-term debt of $7.8 million combined with $5.0 million in proceeds from the issuance of common stock to existing stockholders.

On April 16, 2002, we entered into a credit facility agreement with Ableco Finance LLC, consisting of a $65.0 million senior revolving credit facility and a $3.5 million subordinated term loan. On June 19, 2003, the credit agreement was amended, increasing the senior revolving loan to $72.0 million and the subordinated term loan to $6.5 million. In April 2002, we used $40.2 million of the proceeds of the financing to repay existing indebtedness at closing. The senior revolving loan requires monthly interest payments at the greater of (a) the reference bank’s prime rate plus 4.5%, or (b) 11.0%, and requires a commitment fee of 0.75% per annum on the unused revolving loan balance that is paid monthly in arrears. The subordinated term loan bears interest at an annual rate of 18.0%, which is payable quarterly. Additionally, the loan agreement requires us to pay a monthly loan servicing fee of $15,000 and an anniversary fee of 0.5% of the available revolving loan commitment. Both the senior revolving loan and the term loan are secured by substantially all of our assets and mature in April 2005. The revolving credit facility contains various financial covenants that include tests for total leverage, tangible net worth, fixed charge coverage and cash flow per restaurant. As of March 31, 2004, we were in compliance with all financial covenants under our current credit facility, and our outstanding balance under the revolving credit facility was $65.8 million with $6.2 million remaining available for future borrowing.

Additionally, in 2001 we entered into two term notes with General Electric Capital Business Asset Funding Corporation. Term note “A” was originally in the amount of $4.0 million and bears interest at 7.94% due in monthly installments of $81,000, commencing November 30, 2001 and is due in full on October 30, 2006. Term note “B” was originally in the amount of $3.5 million and bears interest at 8.45%, is due in monthly installments of $71,000, commencing January 28, 2002, and is due in full on December 28, 2006. As of March 31, 2004, the outstanding balances of term notes A and B are $2.3 million and $2.1 million, respectively. These notes are secured by the equipment, seating and decor of twelve of our restaurants.

We are currently in preliminary discussions with prospective lenders regarding a new credit facility that we intend to consummate in conjunction with this offering. We intend to repay the outstanding amounts under the senior revolving loan and the subordinated term loan, together with the applicable $35,000 pre-payment penalty, with $             in net proceeds from this offering combined with $             borrowings under our new credit facility. The term notes payable to General Electric Capital Business Asset Funding Corporation will remain outstanding following the completion of this offering.

Contractual Obligations.    Our contractual obligations include both long-term debt and future minimum lease payments for our restaurants, corporate offices and prep kitchen. Lease terms are generally 20 to 25 years with renewal options and generally require us to pay a proportionate share of real estate taxes, insurance, common area and other operating costs. The following table sets forth the future minimum payments due on our contractual obligations and commercial commitments as of December 31, 2003.

	Payments due by period (in thousands)
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
Long-Term Debt Obligations(1)	$		$		$		$		$
Operating Lease Obligations		174,900		12,639		25,373		23,688		113,200
Purchase Obligations(2)		4,937		4,937		—		—		—

(1)	Assumes that the proceeds received from this offering, together with borrowings under our new credit facility, are used to repay all outstanding amounts under our current credit facility.
(2)	Purchase obligations include commitments related to the construction of new restaurants.

Future Needs.    We believe the net proceeds of this offering, together with anticipated cash flow from operations and funds from our new credit facility, will be sufficient to satisfy our capital expenditures, new restaurant openings and working capital requirements for at least the next 12 months. We plan to continue to incur significant costs related to the opening of additional restaurants for the foreseeable future. Our future capital requirements and the adequacy of available funds will depend on many factors, including cash flow generated from operations, the pace of new restaurant development, and the nature of arrangements negotiated with landlords. Changes in these factors, including a decline in the performance of our restaurants, or other unexpected events, including those described in “Risk Factors,” may cause us to seek additional financing sooner than anticipated. Financing may not be available on acceptable terms, or at all, and our failure to raise capital could have a material adverse effect on our growth plans and our financial condition and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates on borrowings under our revolving credit facility with Ableco Finance LLC, which bears interest at a rate of the greater of (a) the reference bank’s prime rate plus 4.5% or (b) 11.0%. As of March 31, 2004, we had $65.8 million outstanding under our revolving credit facility and a 1.0% change in the reference bank’s prime rate would have resulted in interest expense fluctuating approximately $                . All amounts borrowed under our current credit facility will be repaid upon the consummation of this offering. Our new credit facility may also be subject to market risk because it may bear interest at variable rates. All of our transactions are conducted, and our accounts are denominated, in United States dollars. Accordingly, we are not exposed to foreign currency risk.

Many of the food products purchased by us are affected by changes in weather, production, availability, seasonality and other factors outside of our control. In an effort to control some of this risk, we have entered into some fixed-price purchase commitments with terms of no more than one year. In addition, we believe that almost all of our food and supplies are available from several sources, which helps to control food commodity risks.

Impact of Inflation

The primary inflationary factors affecting our operations are food, labor and insurance costs. A large number of our restaurant personnel are paid at rates based on the applicable minimum wage, and increases in the minimum wage directly affect our labor costs. Many of our leases require us to pay taxes, maintenance, repairs, insurance and utilities, all of which are generally subject to inflationary increases. We believe that inflation has not had a material impact on our results of operations in recent years.

Recent Accounting Developments

In August 2001, the Financial Accounting Standards Board (“FASB”) issued Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which we adopted on January 1, 2003. SFAS No. 144 establishes a number of rules for the recognition, measurement and display of long-lived assets which are impaired and either held for sale or continuing use within the business. In addition, SFAS No. 144 broadly expands the definition of a discontinued operation to individual reporting units or asset groupings for which identifiable cash flows exist. The adoption of SFAS No. 144 did not have a significant effect on our financial position, results of operations or cash flows.

In April 2002, the FASB issued Statement No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” Pursuant to SFAS No. 145, any gain or loss on extinguishment of debt is no longer classified as an extraordinary item. We applied the provisions of SFAS No. 145 related to the rescission of Statement No. 4 and classified its loss on extinguishment of debt as other expense in its statements of income.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Interpretation will significantly change current practice in the accounting for, and disclosure of, guarantees. Guarantees meeting the characteristics described in the Interpretation are required to be initially recorded at fair value, which is different from the general current practice of recording a liability only when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement No. 5, “Accounting for Contingencies.” The Interpretation also requires a guarantor to make significant new disclosures for virtually all guarantees even when the likelihood of the guarantor’s having to make payments under the guarantee is remote. The Interpretation’s disclosure requirements are effective for financial statements with annual periods ending after December 15, 2002. The Interpretation’s initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The guarantor’s previous accounting for guarantees issued prior to the date of the Interpretation’s initial application will not be revised or restated to reflect the Interpretation’s provisions.

In July 2002, the FASB issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 provides a model for accounting and reporting for costs associated with exit or disposal activities, whereby such costs are initially recognized and measured at fair value in the period in which they are incurred. Under SFAS No. 146, in many cases, costs will be recognized as liabilities in periods following a commitment to a plan, not at the date of commitment. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 144 did not have an impact on our financial position, results of operations or cash flows.

In December 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS No. 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for their employee stock-based awards using the fair value method. However, the disclosure provisions are required for all companies with stock-based employee compensation, regardless of whether they utilize the fair value method or the intrinsic value method of accounting for stock-based compensation. SFAS No. 148’s amendment of the transition and annual disclosure provisions of SFAS No. 123 are effective for fiscal years ending after December 15, 2002. For the year ended December 31, 2002, we adopted the disclosure provisions of SFAS No. 148.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51. This interpretation clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, and requires consolidation of variable interest entities by their primary beneficiaries if certain conditions are met. This interpretation applies to variable interest entities created or obtained after January 31, 2003. For variable interest entities created or obtained before February 1, 2003, the adoption of this standard is effective as of December 31, 2003 for a variable interest in special-purpose entities and as of March 31, 2004 for all other variable interest entities. We do not believe that we hold any variable interest entities. Accordingly, the interpretation had no impact on us.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement clarifies the definition of a liability, as currently defined by FASB Concepts Statement No. 6, Elements of Financial Statements, as well as other items. The statement requires that financial instruments that embody an obligation of an issuer be classified as a liability. Furthermore, the standard provides guidance for the initial and subsequent measurement as well as disclosure requirements of these financial instruments. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. We adopted the provisions of SFAS No. 150 effective January 1, 2004. The adoption of SFAS No. 150 had no impact on our financial position or results of operations.

BUSINESS

Overview

Mimi’s Cafe offers a wide selection of freshly prepared, high-quality food in an upbeat and sophisticated atmosphere reminiscent of New Orleans cafes and European bistros. With a per guest average check of $9.49 in 2003, we believe our concept combines elements of an upscale casual experience with broad everyday appeal. We operate 81 Mimi’s Cafe restaurants, which seat an average of over 200 guests per restaurant, located in California, Arizona, Colorado, Texas, Nevada, Utah, Florida, Kansas, Oklahoma and New Mexico. Our menu includes more than 100 freshly prepared breakfast, lunch and dinner items with diverse flavors. We feature American comfort foods, such as our signature “Famous” Chicken Pot Pie and Pot Roast, as well as a comprehensive selection of ethnic cuisine and seafood favorites, such as our Pasta Jambalaya and Hibachi Salmon and a broad selection of high-quality beer and wine. We complement our fine food with excellent service that emphasizes our high standards, core values and attention to detail. We believe that our high-quality food, broad menu, exceptional service, unique atmosphere and affordable average check make us attractive to a broad demographic range and provide us with a nationwide growth opportunity.

Our founder and chairman, Thomas M. Simms, opened the original Mimi’s Cafe in Anaheim, California in 1978. By the beginning of 1996, we had successfully opened 21 restaurants and had begun expanding beyond Southern California. In 1996, funds managed by Saunders Karp & Megrue, LLC, a private equity investor with one of its core focuses on restaurant and retail growth concepts, purchased a majority interest in the company as part of a recapitalization to provide additional growth capital. From 1996 through 2003, we opened 57 restaurants, including 43 outside of Southern California, representing an average compound annual growth rate of 17.8%. We opened three new restaurants during the first quarter of this year and expect to open an additional eight or nine new restaurants during 2004. Three of our new restaurants to be opened in 2004 will be in Missouri and Nebraska, which are states where we do not currently operate.

In addition to our unit growth, we have maintained strong and consistent operating performance, including:

•	increasing our comparable restaurant sales in 34 of the last 35 quarters;

•	increasing our average restaurant sales at restaurants open the entire year from $2.4 million in 1995 to $3.3 million in 2003;

•	increasing our total revenue from $48.8 million in 1995 to $240.5 million in 2003; and

•	never having to close a restaurant during our 26-year history.

Our Concept and Business Strategy

Our restaurants deliver a wide variety of fresh, high-quality food with exceptional service in a lively, distinctive environment, all at an affordable average check. We believe that the following elements distinguish Mimi’s Cafe from other casual dining restaurants and provide our guests with a memorable upscale family dining experience:

•	Fresh, High-Quality Food. We prepare substantially all of our menu items from scratch in our restaurants or in our prep kitchen using fresh, high-quality ingredients. For example, every day our restaurants bake a selection of fresh muffins and breads, and prepare our signature “Famous” Chicken Pot Pies by hand.

•	Extensive and Creative Menu. Our menu is comprised of more than 100 items and features American comfort foods, such as BBQ Meatloaf, Classic Beef Dip and Carrot Raisin Muffin, as well as a selection of ethnic cuisine and seafood favorites, such as our Shrimp Spaghettini, Grilled Tuscan Chicken, Blackened Chicken Tacos and our signature French Onion Soup. We believe that we have designed our menu in such a way as to “eliminate the veto vote” when groups are deciding where to eat by providing a broad menu with innovative and distinctive choices that typically satisfy a wide range of dining preferences.

•	Affordable Average Check. We offer generous portions of freshly-prepared menu items, at a per guest average check of $10.44 for dinner, $9.26 for lunch and $8.04 for breakfast in 2003. We feel we offer our guests an extremely attractive price-to-value relationship that appeals to a broad demographic range.

•	Flexible Dining Hours and Occasions. Our restaurants are generally open from 7:00 a.m. to 11:00 p.m. and attract guests during breakfast, lunch and dinner as well as during off-peak hours. We believe our longer hours of operation, menu versatility and restaurant design offer our guests dining flexibility not available from most other casual and family dining restaurants. For instance, in addition to traditional meals, many of our guests visit our restaurants throughout the day for casual business meetings, social gatherings or just to enjoy a cappuccino and a muffin. In 2002, we retained a third-party research firm to conduct exit interviews and found that the guests surveyed dined at our restaurants an average of 41 times per year.

•	Distinctive Architecture and Decor. Our buildings are visually appealing and resemble a French country home with dormer windows, gabled roofs, stone walls and bright awnings. The interior of each restaurant, inspired by New Orleans cafes and European bistros, contains five distinct dining environments, offering a varied experience and ambiance throughout the day. We believe that our distinctive architecture and decor is more inviting and comfortable for our guests than the standard “box” design of other casual dining restaurants, creates strong brand identity and attracts first-time, as well as repeat guests.

•	Guest-First Culture. We teach our employees that “there is no budget for making our guests happy.” All of our restaurant employees complete a rigorous training program that emphasizes both our guest-first culture and the appropriate skills for upscale service. After four days of training, with daily tests, and twelve hours of on-the-floor training, our food servers are empowered to make decisions and do “whatever it takes” to make the guest’s dining experience a memorable one.

Our Growth Strategy

Our growth objective is to profitably increase our restaurant base without compromising our distinctive concept. In order to achieve this objective, we have developed the following strategy:

•	Continue to Execute a Consistent and Disciplined Restaurant Expansion. We believe there is an opportunity to continue to expand our concept nationwide. We intend to target convenient, high-traffic restaurant sites in new and existing regional markets that support our concept. Since 1996, we have continued to execute a consistent restaurant development strategy, opening new restaurants at an average compound annual growth rate of 17.8%. We opened twelve new restaurants in 2003 and three new restaurants in the three months ended March 31, 2004. We expect to open an additional eight or nine new restaurants during the remainder of 2004, of which four are under construction, three have signed leases and two have signed letters of intent for lease commitments. We have never had to close a restaurant during our 26-year history.

•	Maintain Strong Unit-Level Performance. As we expand our restaurant base, we intend to continue to build on our track record of strong existing restaurant performance. Our average restaurant sales increased from $2.4 million in 1995 to $3.3 million in 2003 for restaurants that were open during the entire year. The average restaurant-level cash flow in 2003 was $524,000 or 15.7% of restaurant sales. Comparable restaurant sales growth over the last five calendar years has been steady and has averaged 2.8% annually. In addition, we have achieved positive comparable restaurant sales in 34 of the last 35 quarters.

•

Leverage Our Partnership Management Philosophy.    We believe that direct economic participation by management at the operating level, either from cash flow sharing or equity incentives, is a key to our long-term success. We have developed a partnership management structure that provides selected regional and single-unit restaurant managers with an opportunity either to participate in the cash flows of the restaurants for which he or she is responsible or to acquire equity in our company. We plan to leverage our partnership management philosophy to grow our existing markets and expand into new markets. We believe this structure enables us to attract and retain highly experienced managers with market-specific knowledge and provides for stable restaurant management, which reduces staff turnover and increases guest satisfaction.

•	Utilize Our Prep Kitchen to Maintain Consistency, Simplify Kitchen Operations and Drive Incremental Sales. We operate an approximately 25,000 square foot modern prep kitchen that prepares substantially all of our signature muffin mixes, dressings, sauces and soups. By producing over 40 different items, all fresh and never frozen, our prep kitchen allows us to maintain a consistent flavor profile among our menu items, and enables our restaurants to efficiently produce an extensive menu of freshly-prepared, high-quality items. In addition to preparing our products, we recently agreed to produce custom soups and sauces for a third-party restaurant chain. We believe that our third-party services validate the quality of our prep kitchen operations as well as enable us to profitably drive incremental sales and utilize excess capacity with minimal incremental capital commitment. We believe that the prep kitchen has sufficient capacity to service our restaurants and third-party restaurants over the next five years based on our current plans.

Unit Level Economics

We believe that our distinct concept, consistent service, high-quality food and experienced management team have contributed to strong unit-level economics. In 2003, our 66 restaurants that were open for the full year generated average unit sales of approximately $3.3 million and restaurant-level cash flow of $524,000, or 15.7% of restaurant sales. The average cash investment cost for the twelve new restaurants opened in 2003 was approximately $1.7 million, excluding pre-opening expenses, which averaged approximately $300,000.

All but four of our existing restaurants range in size from 6,000 to 7,000 square feet. The latest evolution of our prototype restaurant is an approximately 6,475 square foot freestanding building with approximately 200 seats indoors and 25 seats on the patio. We expect our total cash investment per restaurant opened in 2004 to average $1.7 million, excluding pre-opening expenses, which are estimated to be approximately $300,000.

Expansion and Site Selection

We believe there is a significant opportunity to leverage our brand and grow our concept to support approximately 500 restaurants throughout the United States. From the beginning of 1996 through 2003, we grew our existing restaurant base at an average compound annual rate of 17.8%. We plan to open 11 or 12 new restaurants during 2004, three of which will be in Nebraska and Missouri, which are states where we do not currently operate. Of the restaurants we expect to open in 2004, three are currently operating, four are under construction, three have signed leases and two have signed letters of intent for lease commitments.

We are pursuing a disciplined growth strategy and intend to develop many of our new restaurants in our existing markets and to selectively enter new markets. We continuously review all of the major markets in the United States and prioritize them based on factors such as population size, demographics, potential operating costs, real estate costs and availability, construction costs, discretionary spending patterns and results of competing restaurants. We utilize a cluster approach for new market penetration, meaning we enter and develop markets that will enable us to take advantage of the cost efficiencies of our management structure and distribution system, as well as capitalize on operating efficiencies, increase brand awareness and enhance convenience for our guests.

Our broad appeal and strong price-to-value proposition provide us with the flexibility to locate restaurants both in upscale metropolitan areas as well as in smaller communities and townships. We identify highly visible freestanding locations within our target markets that meet our demographic requirements, focusing on population density, household income levels, consumer traffic patterns and availability of qualified personnel. The timing of the development process is influenced by a number of factors, some of which are outside of our control. The entire development process for a new restaurant typically ranges from 6 to 12 months in length after lease signing.

As part of our growth strategy, we have entered into a series of agreements with certain multi-unit supervisors, or market partners, to assist us in establishing restaurants in new markets. These market partners are typically individuals with extensive experience in the restaurant industry and in the local markets which they are responsible for developing. We currently have nine market partners and we intend to continue to add new market partners as necessary to support our growth strategy in penetrating new markets. See “Business — Operations — Market Partners.”

Current Restaurant Locations

We currently operate 81 restaurants in ten states as indicated in the following table.

Locations	Year Opened
California
Los Angeles Area
Anaheim — Euclid	1978
Garden Grove	1981
Yorba Linda	1982
Tustin	1983
Whittier	1984
Monrovia	1985
Costa Mesa	1985
Downey	1986
Upland	1987
Torrance	1987
Irvine	1988
Puente Hills	1989
Fountain Valley	1990
Corona	1992
Northridge	1992
Lake Forest	1993
Cerritos	1994
Laguna Niguel	1994
Chino	1994
Thousand Oaks	1995
Rancho Cucuamonga	1997
Valencia	1998
San Bernardino	1998
Temecula	1998
Ventura	2000
Long Beach	2001
Anaheim — Harbor	2001
Los Feliz	2002
Rancho Mirage	2003
Lakewood	2003

San Diego Area
Mission Valley	1996
Oceanside	1997
Mira Mesa	2000
Santee	2003

San Francisco Area
San Jose	1996
San Mateo	1997
Dublin	1999
Fairfield	2000
Antioch	2003

Central California
Fresno	1999
Bakersfield	1999
Modesto	2001
Visalia	2003

Sacramento Area
Roseville	2001
Folsom	2001
Sacramento	2001
Elk Grove	2002

Locations	Year Opened
Arizona
Scottsdale	1995
Mesa	1996
Ahwatukee	1996
Glendale	1997
Tucson	1997
Metro	1999
Tucson Mall	1999
Desert Ridge	2001
Chandler	2002
Goodyear	2004

Colorado
Lone Tree	1998
Golden	1999
Colorado Springs — Academy	2000
Broomfield	2001
Aurora	2002
Colorado Springs — Powers	2003

Texas
Fort Worth	1999
Lewisville	2000
Grapevine	2000
Allen	2000

Nevada
Summerlin	2000
Reno	2002
Sunset Station	2002

Utah
Sandy	2002
Murray	2002
Orem	2003

Florida
Tampa	2003
Brandon	2003
Orlando	2004

Kansas
Oak Park	2002
Overland Park	2003

Oklahoma
Tulsa	2003
Oklahoma City	2004

New Mexico
Albuquerque	2003

Menu

We offer an extensive menu with over 100 items consisting primarily of classic American dishes with a selection of ethnic cuisine and seafood favorites. Our creative menu features a wide selection of freshly prepared offerings in generous portions, including breakfast entrees, hamburgers, salads, sandwiches, pastas, chicken, roasted meats and seafood entrees as well as a selection of appetizers and desserts. Each day, our restaurants bake a selection of five different types of fresh muffins and offer the choice of three of our nine signature soups. We believe that we have designed our menu in such a way as to “eliminate the veto vote” when groups are deciding where to eat by providing a broad menu with innovative and distinctive choices that typically satisfy a wide range of dining preferences.

Our menu selection features not only American comfort food favorites such as our French Quarter Burger, Pot Roast and Apple Cider Glazed Pork Chops, but also a variety of ethnic cuisine such as our Wok-Fired Teriyaki Chicken Bowl and Blackened Chicken Tacos. Some of our most popular entrees include our “Famous” Chicken Pot Pie, our BBQ Meatloaf, which is seared on a barbecue and glazed with hickory barbecue sauce and served with homemade mashed potatoes, and our Pasta Jambalaya, which is a combination of chicken breast, shrimp, spicy Cajun sausage and lean pork loin in a Creole tomato broth piled high on top of penne pasta. Most of our dinner entrees are served with side orders, including fresh bread, a choice of soup or salad, fresh vegetables and potatoes, in portions generous enough to allow many of our guests to enjoy leftover portions of their meals at home. Our menu selection also features a wide variety of breakfast entrees such as Eggs Benedict, Cajun Chicken Sausage and Eggs, which includes hot and spicy “Nu Awlins” style lean chicken sausage, and our Chipotle Breakfast Burrito, which is made with a flour tortilla stuffed with scrambled eggs, shredded beef, green onions, cilantro and seasoned black beans, topped with spicy chipotle sauce and melted jack cheese, and served with redskin breakfast potatoes. We also serve many delicious desserts such as our New Orleans Bread Pudding, which is served warm with whiskey sauce and real whipped cream, and our Triple Chocolate Brownie, which contains dark, milk and white chocolate, served warm with vanilla bean ice cream and hot fudge. Lunch and dinner menu entrees currently range in price from approximately $5.99 to $14.99, breakfast menu entrees range in price from approximately $4.99 to $10.99, appetizers range in price from approximately $4.29 to $9.99 and desserts range in price from approximately $4.49 to $4.99.

We also currently offer a variety of domestic and imported beers, including Budweiser, Corona Extra, and Samuel Adams, as well as a variety of wines by the glass or the bottle, including Kendall Jackson Chardonnay, Meridian Merlot and Beringer Founder’s Reserve Cabernet Sauvignon. We offer a selection of wines by the bottle only, including Robert Mondavi Oakville Cabernet Sauvignon and Chateau St. Jean Reserve Chardonnay. In 2003, alcoholic beverages constituted approximately 3.4% of our restaurant sales.

We believe that one of our competitive strengths is our ability to evolve our menu based on guest dining and taste preferences. We conduct internal guest surveys, which provide timely information on guest tastes and trends and allow us to regularly update our recipes and to develop new menu items in a timely manner. Three times per year our executive chefs evaluate the appeal and pricing of our menu items and replace or update recipes based on guest feedback. New menu items are tested in taste panels, test restaurants or on seasonal feature menus, and are selected based on flavor profile, ease of preparation and potential sales and profitability.

Restaurant Design and Atmosphere

All but four of our existing restaurants range in size from 6,000 to 7,000 square feet. The latest evolution of our prototype restaurant is approximately 6,475 square feet in size and is capable of seating approximately 200 guests inside and 25 guests on the outdoor patio. We believe this prototype makes more efficient use of space, especially in the kitchen, and is less complex to build. Our restaurants are designed to create a distinctive brand image and to create awareness of Mimi’s Cafe in the communities in which we operate. The exterior of our restaurant is designed to resemble a French country home with dormer windows, gabled roofs, stone walls and bright awnings. We extensively landscape the grounds surrounding each restaurant with colorful flowers and shrubs to further add to the resemblance of a home. We believe that our restaurant design is more inviting and comfortable for guests than the standard “box” design of other casual dining restaurants.

The interior design of our restaurants is inspired by New Orleans cafes and European bistros, incorporating a warm base of stone floors, brick walls and rough-hewn beamed ceilings accented by colorful and lighthearted art. Each restaurant contains five distinct dining environments providing our guests with a variety of dining atmospheres, including a casual, New Orleans-themed garden room; an attractive market cafe; a more formal, French bistro-themed room; a winery-themed room, which can be used for private parties; and an outdoor patio. Through the use of several distinct dining environments within each restaurant, we are able to satisfy a wide range of diners, including business professionals, couples and singles, families with children and empty-nesters. We believe that our creative decor and upbeat atmosphere combine to create a memorable experience for our guests.

Operations

Market Partners

Our market partner program is based on agreements with local multi-unit managers to facilitate the initial development and ongoing operations of restaurants in new markets, outside of Southern California and Arizona. The market partner’s role is to ensure that each restaurant within his or her territory achieves a competitive return on investment through the successful execution of our concept. Each time a market partner opens a new restaurant, he or she enters into a new five-year employment agreement in exchange for a base salary and the right to make an investment to receive a specific percentage of the cash flows generated from each restaurant that he or she oversees. The market partner program allows us to repurchase the market partner’s interest under certain conditions. We implemented the market partner operating structure in 2001.

By requiring this level of commitment and by providing the market partner with a significant stake in the success of the restaurants under his or her management, we believe we are able to attract, motivate and retain highly talented and experienced restaurant operators. Our market partners have an average of 18 years of restaurant management experience. We currently have nine market partners and we intend to continue to add new market partners as we enter new markets.

Operating Partners

All of our Southern California and Arizona restaurants are overseen by operating partners. We currently employ ten operating partners who oversee three to six restaurants each and who report to our Vice President of Operations. These operating partners direct restaurant management in all phases of restaurant operations and receive a competitive base salary, the opportunity to purchase shares of our common stock or receive stock options, and a bonus based on the financial performance of the restaurants they oversee.

Restaurant Management

The restaurant-level management team at our typical restaurant consists of a general manager, three to four assistant managers and a kitchen manager. In addition, each restaurant employs between 80 and 100 hourly operations staff, of which approximately 70.0% are part-time. The general manager of each restaurant is responsible for the day-to-day operation of that restaurant, including hiring, training and development of personnel, as well as operating results. The kitchen manager is responsible for product quality, daily production, shift execution, food costs and kitchen labor costs. In order to attract quality management, create a true sense of partnership and maintain low turnover rates, managers at our restaurants are paid competitive base salaries with a bonus opportunity based on the cash flow of the restaurant and sales trends versus the prior year. Our general manager turnover rates were 11.5% for 2003 and 7.6% for 2002, which we believe are very low by industry standards.

We also offer exceptional general managers the opportunity to be elevated to managing partner. For an investment in our company and a five-year employment agreement, the managing partner receives a specific percentage of the cash flow generated from his or her specific restaurant. The managing partner program allows us to repurchase the managing partner’s interest in the cash flows of the restaurants under certain conditions. We currently have 21 managing partners.

Recruiting and Retention

We seek to hire highly qualified and motivated employees. We attract employees by offering competitive wages and benefit programs, distinctive training, flexible scheduling and career development opportunities. By serving three dayparts, we believe that we can offer restaurant employees more flexible work schedules and shift options which provide certain lifestyle benefits with respect to family and other outside interests. In addition, our restaurants’ off-peak hour traffic provides hourly wait staff with opportunities for additional tip income relative to restaurants that have traffic mainly at traditional peak hours. We strive to provide employees with opportunities for increased responsibilities and advancement. It is our policy to promote from within the company whenever possible. We believe that our turnover rate for restaurant employees, including managers and hourly employees, is low by industry standards.

Training

To maintain the highest quality and consistency in each of our restaurants and ensure the adoption of our culture as we grow, we carefully train and supervise our team members to establish and adhere to high standards relating to guest service, food and beverage preparation and maintenance of our restaurants. Our training is centered around our core values, which are as follows:

•	We Value Our Guests — “There is no budget for making our guests happy”;

•	We Value People First — Our employees are partners in our business, and we grow with our employees;

•	We Value Each Other — We encourage openness, enthusiasm, integrity and inclusiveness among our employees;

•	We are Top Line Driven — We build sales by creating true value for our guests, offering high-quality food, service and atmosphere at competitive prices; and

•	We Strive for Consistent Profitability — We drive sales while controlling costs to ensure consistent growth in profits.

All new general managers and assistant managers are required to complete a six-week restaurant management training program which includes all elements of food preparation, guest service, employee relations and profitability management. In addition, all new managers attend a three-day seminar on our culture, core values and operating philosophies, held at our training center in California and taught by our executive team to reinforce its importance.

We also place significant emphasis on the training of our hourly employees. We have training centers in Southern California and Phoenix, Arizona where most newly-hired food servers complete a four-day, 16-hour training class and must pass a comprehensive test on the material before returning to their restaurant. The training at the training center is then followed by 12 more hours of one-on-one training at their restaurant before they serve their first guests. Our restaurants in other markets complete our food server training through a six-day in-restaurant program. All new kitchen employees undergo one-on-one training at the restaurants ranging from three weeks for cooks to eight hours for dishpersons.

New restaurant hourly employee training begins two to three weeks before the opening and culminates with two to three meal periods of mock service and a three-hour company culture seminar. The seminar provides our employees with perspective on our company history, quality standards, core values, operating philosophies and ultimate vision of guest service.

Prep Kitchen

We operate an approximately 25,000 square foot modern prep kitchen in Fullerton, California which prepares all our signature muffin mixes, dressings, sauces and soups from scratch. These products are prepared using a cook/chill process, producing high-quality, fresh food with a shelf life of over 30 days. The products are never frozen and contain no added preservatives. Our prep kitchen allows us to leverage our vendor relationships to receive better pricing on bulk purchases, and reduces overall operating costs. By using our produce vendors to distribute our prep kitchen products nationwide, we capitalize on the fact that most of the produce consumed in the United States originates in California. We believe that the prep kitchen operates at a lower cost and at a higher quality than if we were to outsource such services to a third-party service provider. Opened in 2001, our new prep kitchen replaced a smaller prep kitchen facility which we had operated since 1983. The cost of operating the prep kitchen is included in product costs.

We are also capitalizing on our expertise and utilizing our excess capacity at the prep kitchen to produce custom soups and sauces for a third-party restaurant chain, based on the specifications of the customer. We believe that our third-party services validate the quality of our prep kitchen operations and provide us with a profitable source of incremental revenue. We believe that the prep kitchen has sufficient capacity to service our restaurants and third-party restaurants over the next five years based on our current plans.

Quality Assurance

Our policies and procedures are designed to protect our food supply throughout the preparation process. We provide detailed specifications to suppliers of our food ingredients, products and supplies and all deliveries are inspected to ensure that the items received meet our quality standards. Our prep kitchen prepares substantially all of our muffin mixes, dressings, sauces and soups and allows us to control the flavor profile of our menu items consistently across all restaurants.

We place a great amount of emphasis on ensuring consistent delivery of a quality dining experience to our guests through the use of a dedicated guest feedback specialist. We solicit feedback directly from our guests in all of our restaurants. During 2003, our guest feedback specialist completed over 2,800 table visits, obtained attribute ratings on over 12,800 food items and received qualitative comments directly from our guests. We use both the attribute ratings and qualitative comments as a tool to monitor the quality of the food, the guest experience, and to continually improve our menu and procedures. We also employ skilled quality assurance managers who periodically visit our restaurants to audit and coach our team members on food quality, sanitation, and procedures. In addition, we believe the relatively small span of restaurants our market and operating partners are responsible for enables them to focus more time on the quality of the operations in each location.

Purchasing

Our ability to maintain consistent quality of products throughout our restaurants depends upon acquiring food products and related items from reliable sources. All approved suppliers are required to adhere to strict established product specifications for all food and beverage products sold in our restaurants. We currently rely on PFG Customized Distribution, a national food distributor, as the primary supplier of food to our restaurants. To obtain competitive prices, purchasing employees at our home office negotiate directly with suppliers and use purchase commitment contracts to stabilize the potentially volatile pricing associated with certain commodity items. Additionally, we purchase products in bulk for our prep kitchen and negotiate volume discounts with our suppliers. Most food and other products are shipped from one of two central distribution warehouses two times per week. Produce, breads and dairy items are delivered to each restaurant four to five times per week to ensure freshness. All essential food and beverage products are available, or upon short notice can be made available, from alternative qualified suppliers in all cities where our restaurants are located.

Marketing

We have been able to grow our business through word-of-mouth advertising and repeat sales with virtually no paid advertising. We believe that investing in restaurant development and operations is a more effective use of our capital than paid advertising. New restaurant openings typically have high initial sales volumes without any marketing due to our restaurants’ reputation in existing markets. In newer markets, our distinctive architecture attracts first-time guests and creates ongoing awareness. We maintain ongoing marketing efforts through grass roots programs, including involvement with local elementary schools, support of local charities through food donations and personal visits to local businesses. We believe our commitment to providing consistent, great tasting food, a pleasant and distinctive dining experience and exceptional value to our guests continues to be the most effective approach to attracting and retaining guests.

Management Information Systems

Our restaurants use MICROS 3700 point-of-sale systems, which are connected to a local area network in each restaurant and are integrated with a suite of back office applications, including a labor management system, a sales/cash reconciliation system, a purchasing system and a product mix and ideal food cost program. Additionally, the point-of-sale system is used to authorize, batch and transmit credit card transactions and to produce a variety of “real-time” management reports. The restaurant managers take a physical inventory of all food and beverage items monthly. On a daily basis, sales, guest counts, labor hours and labor dollars are audited and reported to all levels of management. Food costs are reported on a weekly basis.

Data from the point-of-sale system is transferred daily via a secure internet connection to an outsourced mainframe accounting and data warehouse system which provides our general ledger, payroll, accounts payable, sales and cash management systems as well as a food cost program and a labor scheduling and tracking program. The data captured includes sales and guest counts by meal period, cash and credit card receipts, food purchases, labor hours and dollars by shift and position and sales by menu item. With all of our accounting data and operational statistics stored in one place, we are able to provide a wide array of financial information to each restaurant manager and to senior management on demand, in a secure manner, through the internet, enabling both restaurant-level and corporate-level management to adequately supervise the operational and financial performance of our restaurants. We believe our existing systems are scalable and are capable of supporting our planned growth strategy.

Employees

As of March 31, 2004, we employed 7,695 individuals, of which 7,580 employees worked in our restaurants, 30 employees worked in our centralized prep kitchen in Fullerton, California, and 85 employees worked in our corporate office, training centers, and restaurant field supervision organization. Of our 7,695 employees referenced above, 5,283 worked part-time. None of our employees are currently covered by collective bargaining agreements, and we have never experienced an organized work stoppage, strike or labor dispute. We believe our working conditions and compensation packages are generally comparable with those offered by our competitors and consider overall relations with our employees to be favorable.

Competition

The restaurant industry is highly competitive. There are many different segments within the restaurant industry, which are distinguished based on the type of food, food quality, service, location, associated price-to-value relationship and overall dining experience. We have positioned our restaurants in the upscale family dining segment based on our extensive menu selection of high-quality food, exceptional service, upscale interiors, flexible dining hours and family-friendly atmosphere and value pricing. We believe that there are no national brands that compete directly with us in this segment, but we do believe we compete indirectly with many restaurants in the full service segment. Although we believe we compete favorably, many of our competitors are well-established national, regional or local chains and have substantially greater financial and other resources than we do. We also compete with many other restaurant and retail establishments for site locations and restaurant-level employees.

Properties

Our corporate headquarters is located in Tustin, California under a lease that terminates in May 2007. Our prep kitchen facility is located in Fullerton, California under a 10-year lease and has two five-year renewal options with the initial term ending in July 2010. We lease all of our restaurant facilities. The majority of our restaurant leases’ initial terms range from 20 to 25 years and include options to extend the terms.

Trademarks

We have registered our trademark “Mimis Cafe” with the United States Patent and Trademark Office. We believe that our trademarks and other proprietary rights have significant value and are important to the marketing of our restaurant concept. We have in the past and expect to continue to vigorously protect our proprietary rights.

Government Regulation

Our restaurants are subject to licensing and regulation by state and local health, safety, fire and other authorities, including licensing and regulation requirements for the sale of alcoholic beverages and food. To date, we have not experienced an inability to obtain or maintain any necessary licenses, permits or approvals, including restaurant, alcoholic beverage and retail licensing. The development and construction of additional restaurants will also be subject to compliance with applicable zoning, land use and environmental regulations. We are also subject to federal regulation and state laws that govern our relationship with our employees and affect our operating costs. These laws include minimum wage requirements, overtime, unemployment tax rates, workers’ compensation rates, citizenship requirements and sales tax. In addition, the Federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment.

Litigation

In March 2004, a former employee filed an action against us in the Superior Court of the State of California for herself and on behalf of a putative class of similarly situated employees alleging, among other things, that non-exempt employees were not provided proper rest and meal breaks under California law. The plaintiff seeks unpaid compensation for the unprovided rest periods for herself and the putative class. The class has not yet been certified. We are evaluating the allegations raised in this action and we intend to pursue any defenses that may be available to us. We have not accrued or reserved any amounts on our financial statements in connection with this action. Although we cannot predict the outcome of this proceeding, the costs of any ultimate liability or settlement or our legal costs in defending this action may have a material adverse effect on our financial position or our results of operations in any particular accounting period.

Occasionally, we are a defendant in litigation arising in the ordinary course of our business, including claims resulting from “slip and fall” accidents, employment related claims and claims from guests or employees alleging illness, injury or other food quality, health or operational concerns. To date, none of these types of litigation has had a material effect on us, and as of the date of this prospectus, we are not a party to any litigation which we believe could reasonably be expected to have a material adverse effect on our business.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and directors as of April 30, 2004:

Name	Age	Position
Thomas M. Simms	55	Chairman of the Board
Russell W. Bendel	49	President, Chief Executive Officer and Director
Edward T. Bartholemy	45	Chief Financial Officer, Treasurer and Director
Daniel R. Dillon	48	Chief Operating Officer
Randal M. Hughes	43	Vice President of Operations
James C. Stiefel	51	Controller and Secretary
Dannelle C. Mayer	52	Vice President of Development
Ira M. Fils	38	Vice President of Finance
Steve W. Standlea	46	Director of Human Resources
Timothy B. Armstrong(2)	33	Director
Allan W. Karp	49	Director
Christopher K. Reilly(2)	41	Director

(1)	Member of our compensation committee.
(2)	Member of our audit committee.

Thomas M. Simms.    Mr. Simms founded Mimi’s Cafe in 1978 and has served as chairman of our board of directors since inception. Mr. Simms served as our Chief Executive Officer from inception until April 2004. Prior to founding Mimi’s Cafe, Mr. Simms was active in the restaurant business for over 10 years and developed and managed numerous restaurants. Mr. Simms holds a B.S. degree in mechanical engineering from University of California at Santa Barbara.

Russell W. Bendel.    Mr. Bendel joined us as President and a director in July 2001 and became our Chief Executive Officer in April 2004. From July 1999 to May 2001, Mr. Bendel served as President of Roy’s Restaurants, a joint venture of Outback Steakhouse, Inc. and restaurateur Roy Yamaguchi. Prior to joining Roy’s Restaurants, from July 1995 to June 1999, Mr. Bendel was a joint venture partner with Outback Steakhouse, Inc. Before joining the Outback organization, Mr. Bendel served as Chief Operating Officer for El Torito Restaurants, Inc. from 1985 to 1993 and for Panda Restaurant Group, Inc. from 1993 to 1995. Mr. Bendel holds a B.S. in hospitality management from Florida International University and has over 26 years of experience in the restaurant industry.

Edward T. Bartholemy.    Mr. Bartholemy joined us as Chief Financial Officer in May 1994 and was named Treasurer and Director in 1996. Prior to joining Mimi’s Cafe, he served as the Chief Financial Officer of El Torito Restaurants. Prior to joining El Torito, Mr. Bartholemy was a mergers and acquisitions analyst for W.R. Grace & Co. Mr. Bartholemy has over 14 years of experience in the restaurant industry. Mr. Bartholemy holds an M.B.A. with an emphasis in finance from the University of California at Los Angeles, and a B.S. in accounting from California State University, Long Beach, and is a certified public accountant.

Daniel R. Dillon.    Mr. Dillon has served as Chief Operating Officer since October 1996. Mr. Dillon joined us in 1981 as a restaurant manager, and became a multi-unit operating partner in 1985. Mr. Dillon started in the restaurant business in 1975, managing family-owned restaurants in Chicago. Mr. Dillon managed restaurants for Hilton Hotels Corporation prior to joining us in 1981.

Randal M. Hughes.    Mr. Hughes has served as Vice President of Operations for Southern California and Arizona since June 2003 and our Director of Operations for Southern California and Arizona from June 1999 to June 2003. Mr. Hughes joined us in 1986 and has served in a series of positions of increasing responsibility within our organization, including restaurant-level management from June 1986 to June 1993, operating partner from June 1993 to February 1998 and Director of Human Resources from February 1998 to June 1999. Prior to joining us in 1986, Mr. Hughes worked at a number of restaurant companies and gained extensive restaurant-level management experience. Mr. Hughes holds a B.A. in history and philosophy from Point Loma College.

James C. Stiefel.    Mr. Stiefel joined us in October 1987 as our Controller and has served as our Secretary since January 1998. Prior to joining us, from 1977 through October 1987, Mr. Stiefel served in various positions including General Manager, Controller and Vice President of Finance for the Seafood Broiler, a California seafood restaurant chain. From 1974 to 1977 he worked in public accounting. Mr. Stiefel holds a B.S. in accounting from Syracuse University.

Dannelle C. Mayer.    Ms. Mayer has served as Vice President of Development since June 2003 and served as Director of Real Estate from February 1994 to June 2003. Prior to that, from 1990 to 1993, Ms. Mayer served as Director of Real Estate for Red Robin Gourmet Burgers, Inc. Before joining Red Robin, Ms. Mayer was Director of Development for Quaker State Minit-Lube from 1987 to 1990. From 1982 to 1987, Ms. Mayer served as Real Estate Manager for a variety of retail and restaurant companies, including Blockbuster Inc., Burger King Corporation, Taco Bell Inc. and El Pollo Loco, Inc. Ms. Mayer holds a B.A. in geography and urban planning from California State University, Long Beach.

Ira M. Fils.    Mr. Fils joined us as Vice President of Finance in January 2003. Prior to joining Mimi’s Cafe, from October 1998 to January 2003, he served as Chief Financial Officer and held other positions of increasing responsibility at Rubios Restaurants, Inc., a publicly held company. Before joining Rubios Restaurants, Inc., Mr. Fils served in various finance positions at The Walt Disney Company from February 1996 to September 1998. Prior to joining The Walt Disney Company, Mr. Fils was employed at American Restaurant Group and at Family Restaurants, Inc. in various finance positions. Mr. Fils holds an M.B.A. and a B.A. in economics from the University of California at Irvine and has over 12 years of experience in the restaurant industry.

Steve W. Standlea.    Mr. Standlea has served as Director of Human Resources since June 1999. Mr. Standlea joined us in 1988 and has served in a series of positions of increasing responsibility within our organization including, unit level management from July 1988 to October 1993 and operating partner from October 1993 to June 1999. Prior to joining us in 1988, Mr. Standlea served as a unit-level manager for a number of Southern California-based restaurant groups.

Timothy B. Armstrong.    Mr. Armstrong joined our board of directors in 2002. Mr. Armstrong joined Saunders Karp & Megrue, LLC in 1996 and is currently a partner. Prior to joining Saunders Karp & Megrue, Mr. Armstrong worked in the Financial Entrepreneurs Group at Smith Barney Inc. Mr. Armstrong also serves on the boards of directors of several other private companies. Mr. Armstrong holds a B.A. in Geology and Geophysics from Yale University.

Allan W. Karp.    Mr. Karp joined our board of directors in 1996. Since 1990, Mr. Karp has been a partner of Saunders Karp & Megrue, LLC. Before founding Saunders Karp & Megrue, Mr. Karp was a principal in the Merchant Banking Department at Morgan Stanley & Co. Incorporated. Mr. Karp also serves on the boards of directors of Charlotte Russe Holding, Inc., Souper Salad, Inc., S.B. Restaurant Co., Inc. and UpToDate, Inc. Mr. Karp holds an M.S. degree in management from MIT’s Sloan School of Management.

Christopher K. Reilly.    Mr. Reilly joined our board of directors in 1996. Mr. Reilly joined Saunders Karp & Megrue, LLC in 1990 and is currently a partner. Before joining Saunders Karp & Megrue, Mr. Reilly worked in the Merchant Banking Department and the Finance, Administration and Operations Division of Morgan Stanley & Co. Incorporated. Mr. Reilly also serves on the boards of directors of Norcraft Companies, L.P. and several other private companies. Mr. Reilly holds an M.B.A. from New York University’s Leonard N. Stern School of Business and a B.S. from Providence College.

Board Composition

Our board of directors currently consists of six directors. Each director serves a term of one year. Each director serves the term for which he was elected until the election and qualification of his successor or until his earlier resignation or removal. In connection with the completion of this offering, our board of directors will be divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. Messrs.             ,             and                      will

be in the class of directors whose terms expire at the 2005 annual meeting of stockholders. Messrs.             ,              and                      will be in the class of directors whose term expires at the 2006 annual meeting of stockholders. Messrs.             ,             and                      will be in the class of directors whose term expires at the 2007 annual meeting of stockholders. At each annual meeting of stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms or until their respective successors are elected and qualified. This classification of the board of directors may delay or prevent a change of control of our company or management. See “Description of Capital Stock — Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws.” We expect to appoint directors as necessary to comply with applicable rules of the Securities and Exchange Commission and the Nasdaq National Market.

Pursuant to an amended and restated stockholders agreement to be entered into in connection with the consummation of this offering among us, certain funds managed by Saunders Karp & Megrue, LLC, or the SKM Funds, and certain of our other stockholders, so long as the SKM Funds or their affiliates own at least 25.0% of our total outstanding shares of common stock, they will have the right to nominate three directors and to designate the chairman of our board of directors, so long as the SKM Funds or their affiliates own at least 10.0% of our total outstanding shares of common stock, they will have the right to nominate two directors to our board of directors, and so long as the SKM Funds or their affiliates own at least 5.0% of our total outstanding shares of common stock, they will have the right to nominate one director to our board of directors. Additionally, so long as Thomas M. Simms and a group of stockholders designated as key holders under the agreement hold at least 5.0% of our total outstanding shares of common stock, they will have the right to nominate one of our directors. The SKM Funds and key holders will agree under the amended agreement to vote their shares to elect the nominees designated by the SKM Funds, and by Mr. Simms and the key holders.

Board Committees

We are managed under the direction of our board of directors. Our board of directors had an audit committee and compensation committee. We will adopt new charters for such committees, as well as other corporate governance guidelines, prior to the completion of this offering in accordance with applicable requirements of the Securities and Exchange Commission and the Nasdaq National Market.

Compensation Committee

The compensation committee of our board of directors reviews and approves the salaries and benefits for our executive officers and establishes overall employee compensation policies. The compensation committee also administers our equity compensation plans. The current members of the compensation committee are Messrs.                      and                     . Prior to the completion of this offering, we will replace a current member of our compensation committee with a new director as necessary to comply with applicable rules of the Nasdaq National Market.

Audit Committee

The functions of the audit committee of our board of directors include appointing and determining the compensation for our independent auditors, establishing procedures for the receipt, retention and treatment of complaints regarding internal accounting controls and reviewing and overseeing the independent auditors. The current members of the audit committee are Messrs. Armstrong and Reilly. We expect to replace the current members of our audit committee with new directors as necessary to comply with applicable rules of the Securities and Exchange Commission and the Nasdaq National Market. We also expect to appoint another member of the audit committee who satisfies the independence requirements of the Securities and Exchange Commission and the Nasdaq National Market and who qualifies as a “financial expert” as defined in the rules and regulations promulgated by the Securities and Exchange Commission.

Director Compensation

Non-employee members of our board of directors may receive cash compensation from time to time as the board of directors deems appropriate. Board members are also reimbursed for expenses incurred in connection with attendance at board meetings.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

Our compensation committee consists of Messrs.              and             . No executive officer serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive Compensation

The following table sets forth all compensation received for services rendered to us in all capacities during the years ended December 31, 2003, 2002 and 2001, by our chief executive officer and each of the four other most highly compensated executive officers whose salary and bonus exceeded $100,000 in 2003. These officers are referred to in this prospectus as the “named executive officers.” The compensation table excludes other compensation in the form of perquisites and other personal benefits that constitutes the lesser of $50,000 or 10.0% of the total annual salary and bonus earned by each of the named executive officers in 2003.

Summary Compensation Table

	Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus	Securities Underlying Options (#)
Thomas M. Simms(1)	2003	$187,200	$30,068
Chairman of the Board	2002	183,607	13,345
	2001	214,057	11,296

Russell W. Bendel(2)	2003	286,000	50,050
President and Chief Executive Officer	2002	279,423	55,000
	2001	134,085	27,500

Edward T. Bartholemy	2003	208,000	36,400
Chief Financial Officer	2002	203,520	40,000
	2001	168,986	34,000

Daniel R. Dillon	2003	168,000	28,600
Chief Operating Officer	2002	165,423	32,000
	2001	150,980	30,000

James C. Stiefel	2003	140,000	24,500
Controller	2002	135,575	26,000
	2001	126,209	25,012

(1)	Mr. Simms served as our Chief Executive Officer until April 2004.
(2)	Mr. Bendel joined us as our President in July 2001 and became our Chief Executive Officer in April 2004.

Option Grants in Last Fiscal Year

There were no option grants to our named executive officers during the fiscal year ended December 31, 2003.

Options Exercised and Fiscal Year-End Values

The following table sets forth information concerning stock options exercised by our named executive officers during the fiscal year ended December 31, 2003, and the value of such named executive officers’ unexercised options at December 31, 2003. The value of unexercised in-the-money options at December 31, 2003 represents an amount equal to the difference between the assumed initial public offering price of $             per share and the option exercise price, multiplied by the number of unexercised in-the-money options.

Aggregated Option Exercises In Last Fiscal Year

And Fiscal Year-End Option Values

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003
			Exercisable	Unexercisable	Exercisable	Unexercisable
Thomas M. Simms	—	$—			$	$
Russell W. Bendel	—	—
Edward T. Bartholemy	—	—
Daniel R. Dillon	—	—
James C. Stiefel	—	—

Employment Agreements

Mr. Bendel is employed as our President and Chief Executive Officer pursuant to an 18-month employment agreement dated April 1, 2004. Under the employment agreement, Mr. Bendel is entitled to receive a base annual salary of $325,000 and is eligible to participate in any bonus plan established by our board of directors for our executive officers.

Mr. Bartholemy is employed as our Chief Financial Officer pursuant to an 18-month employment agreement dated April 1, 2004. Under the employment agreement, Mr. Bartholemy is entitled to receive a base annual salary of $235,000 and is eligible to participate in any bonus plan established by our board of directors for our executive officers.

Mr. Dillon is employed as our Chief Operating Officer pursuant to an 18-month employment agreement dated April 1, 2004. Under the employment agreement, Mr. Dillon is entitled to receive a base annual salary of $192,000 and is eligible to participate in any bonus plan established by our board of directors for our executive officers.

Pursuant to the terms of the foregoing employment agreements, each of Messrs. Bendel, Bartholemy and Dillon is eligible to participate in any and all other plans providing general benefits for our employees including, without limitation, life, medical, dental and 401(k) savings plans. If the employment of any such named executive officer is terminated other than for cause or if he resigns voluntarily for good reason, he is entitled to receive continued salary for an additional 18-month period, subject to adjustment after 12 months if he is then-employed. However, if any such named executive officer resigns because he is not permitted to take an unpaid leave of absence related to a personal emergency or certain other circumstances, he is only entitled to receive continued salary for an additional 12-month period, subject to immediate adjustment if he is employed during such period. Each of the foregoing employment agreements also contains non-competition, non-solicitation and confidentiality provisions.

Change-in-Control Arrangements

Each of the stock option agreements with our named executive officers provides that upon a change-in-control of the company the options granted to the named executive officers shall become immediately vested and exercisable. Neither consummation of this offering nor the share exchange transaction will trigger the change-in-control provision under these stock option agreements.

Stock Option Plans

We have two stock option plans, the 1996 Long-Term Incentive Plan and the 2004 Stock Incentive Plan. The following section provides more detailed information concerning our stock option plans.

1996 Long-Term Incentive Plan

The 1996 Long-Term Incentive Plan was adopted by our board of directors and approved by our stockholders in October 1996. The 1996 Long-Term Incentive Plan provides for awards of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, nonstatutory stock options and stock appreciation rights. We have reserved a total of              shares of common stock for issuance under the 1996 Long-Term Incentive Plan as of March 31, 2004.

The 1996 Long-Term Incentive Plan is administered by our compensation committee. Our board of directors may amend the 1996 Long-Term Incentive Plan as desired without further action by our stockholders except as set forth therein, as required by applicable law and to the extent not causing any material adverse effect on any rights or benefits of the holders of outstanding options. The 1996 Long-Term Incentive Plan will continue in effect until terminated by the board of directors or for a term of 10 years from its original adoption date, whichever is earlier.

The consideration for each award under the 1996 Long-Term Incentive Plan will be established by the board of directors, but in no event will the option price for incentive or nonstatutory stock options be less than the fair market value of a share of common stock on the date of grant or 110.0% of the fair market value of a share of common stock on the date of issuance of grant with respect to optionees who own at least 10.0% of the outstanding common stock. The board of directors has the authority to determine the time or times at which options become exercisable, provided that options expire no later than ten years from the date of grant. Options are nontransferable, other than by will or by the laws of descent or distribution. Stock options may be exercised only by an employee while employed by us or within 90 days after termination of employment for any reason other than for cause or by reason of death or disability or within one year for termination resulting from death or disability.

Unless otherwise determined by our board of directors, the exercisability of options granted under the 1996 Long-Term Incentive Plan will fully accelerate upon a change in control of our company. A change in control includes, but is not limited to, the merger of our company with or into another corporation where our stockholders no longer own 50.0% or more of our stock or stock of the company we merge into, or the sale of substantially all of our assets, regardless of whether the options are assumed or new options are issued by the successor corporation.

As of March 31, 2004, we had options outstanding for the purchase of              shares of common stock and              shares of common stock were available for future grant under the 1996 Long-Term Incentive Plan. These options have exercise prices ranging from $             to $             per share and a weighted average per share exercise price of $            , and were held by 21 persons. Options to purchase              shares are exercisable. We will not grant any additional options under the 1996 Long-Term Incentive Plan following this offering. Instead, we will grant options under our 2004 Stock Incentive Plan.

2004 Stock Incentive Plan

In connection with this offering, we intend to adopt our 2004 Stock Incentive Plan. The 2004 Stock Incentive Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees, and for the grant of nonqualified stock options and restricted stock to our employees, directors and consultants. We will reserve a total of                  shares of common stock for issuance

under the 2004 Stock Incentive Plan plus (a) any shares which have been reserved but not issued under our 1996 Long-Term Incentive Plan as of the effective date of this offering and (b) any shares returned to our 1996 Long-Term Incentive Plan on or after the effective date of this offering as a result of the termination of options or the repurchase of unvested shares issued under the 1996 Long-Term Incentive Plan. The maximum number of shares of stock for which options may be granted to any person in any calendar year is                 .

The 2004 Stock Incentive Plan will be administered by our board of directors, or a committee appointed by our board of directors. As of the date of this offering the board of directors has designated the compensation committee to administer the 2004 Stock Incentive Plan. Our board of directors may amend the 2004 Stock Incentive Plan as desired without further action by our stockholders except as set forth therein, as required by applicable law and to the extent not causing any substantial effect or impairment on any rights or benefits of the holders of outstanding options. The 2004 Stock Incentive Plan will continue in effect until terminated by the board of directors or for a term of 10 years from its original adoption date, whichever is earlier.

The consideration for each award under the 2004 Stock Incentive Plan will be established by the administrator, but in no event will the price for (a) incentive stock options be less than the fair market value of a share of common stock on the date of grant, (b) restricted stock or nonqualified stock options granted to our named executive officers be less than the fair market value of a share of common stock on the date of issuance or grant, or (c) incentive stock options granted to optionees who own at least 10.0% of our outstanding common stock be less than 110.0% of the fair market value of a share of common stock on the date of grant. The administrator has the authority to determine the time or times at which options become exercisable, provided that options expire no later than ten years from the date of grant, and, provided further, that incentive stock options granted to optionees who own at least 10.0% of our outstanding common stock shall not be exercisable more than five years from the date of grant. Options are nontransferable, other than by will or by the laws of descent or distribution.

Generally, the exercisability of options granted under the 2004 Stock Incentive Plan will fully accelerate upon a change in control of our company unless the options are assumed by the acquiring or successor entity or its parent or new options are issued in exchange for the existing options in certain circumstances. With respect to shares of restricted stock granted under the 2004 Stock Incentive Plan, such shares shall become fully-vested and no longer subject to any repurchase rights upon a change in control of our company unless the stock purchase agreements are assumed or continued by the acquiring or successor entity or its parent or new stock purchase agreements are issued in exchange for the existing stock purchase agreements. However, the administrator of the 2004 Stock Incentive Plan may provide in individual stock option agreements and stock purchase agreements other provisions regarding the acceleration of options or the vesting of restricted stock in connection with a change in control. A change in control includes, but is not limited to, the acquisition by any person or group of stock of our company that represents more than 50% of our outstanding voting power, the merger of our company with or into another company where our stockholders no longer own 50% or more of the total combined voting power of the surviving entity, or, in certain circumstances, the sale of substantially all of our assets, regardless of whether the options or stock purchase agreements are assumed or new options or stock purchase agreements are issued by the successor company.

As of the date of this prospectus, no awards have been made under the 2004 Stock Incentive Plan.

Section 401(k) Plan

We adopted a 401(k) Plan covering our full-time employees effective as of January 1, 1998. Our 401(k) Plan is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to the 401(k) Plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) Plan, and so that we can deduct any contributions that we make, at the time they are made. Pursuant to the 401(k) Plan and subject to certain rules or legal requirements under which we may be required to make minimum contributions, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits us, but does not require us to make, additional matching contributions to the 401(k) Plan on behalf of all participants in the 401(k) Plan. We have not made any contributions to the 401(k) Plan and we do not currently have any plans to make contributions.

Limitation of Liability and Indemnification Matters

Our certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by Delaware law and provides that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was our employee, director or officer or is or was serving at our request as an employee, director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

Section 145 of the Delaware corporate law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	arising under Section 174 of the Delaware corporate law; or

•	for any transaction from which the director derived an improper personal benefit.

We expect to enter into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our bylaws. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We are not currently aware of any pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. Moreover, we are not currently aware of any threatened litigation or proceeding that might result in a claim for such indemnification. We believe that the foregoing indemnification provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

We intend to obtain directors’ and officers’ liability insurance prior to the effectiveness of this offering.

RELATED PARTY TRANSACTIONS

Stockholders Agreement

Mimi’s Cafe, funds managed by Saunders Karp & Megrue, LLC, or the SKM Funds, and certain of our stockholders are parties to an existing stockholders agreement which will be amended and restated in connection with the consummation of this offering. As amended, the stockholders agreement will provide that (1) so long as the SKM Funds or their affiliates own at least 25.0% of our total outstanding shares of common stock, they will have the right to nominate three directors and to designate the chairman of our board of directors, (2) so long as the SKM Funds or their affiliates own at least 10.0% of our total outstanding shares of common stock, they will have the right to nominate two directors to our board of directors, (3) so long as the SKM Funds or their affiliates own at least 5.0% of our total outstanding shares of common stock, they will have the right to nominate one director to our board of directors, and (4) so long as Thomas M. Simms and a group of stockholders designated as key holders under the agreement hold at least 5.0% of our total outstanding shares of common stock, they will have the right to nominate one of our directors. The SKM Funds and key holders will agree under the amended agreement to vote their shares to elect the nominees designated by the SKM Funds, and by Mr. Simms and the key holders.

The stockholders agreement will restrict the ability of the stockholders party thereto, other than the SKM Funds, to transfer their holdings in the company other than as permitted under the agreement, such as pursuant to Rule 144 under the Securities Act of 1933, as amended. Under the terms of the stockholders agreement, subject to limitations and exceptions, the SKM Funds are entitled to unlimited demand registration rights that require us to register up to a total of                      shares of their common stock. Of this amount,                      shares of common stock are being registered and sold in this offering. The stockholders agreement will also grant, subject to limitations and exceptions, demand registration rights to the key holders, and piggyback registration rights to all stockholders party thereto. The key holders currently own                      shares of common stock,                  of which are being registered and sold in this offering, and the other stockholders party to the agreement hold                      shares of common stock,                      of which are being registered and sold in this offering. We are obligated to pay all fees and expenses in connection with any such registrations. In the case of an underwritten registration, we and the stockholders have agreed without the consent of the managing underwriter not to effect any public sale or distribution of our securities for a period from the initiation of public marketing activities related to the offering until 90 days following the pricing of the offering.

The stockholders agreement currently provides for Saunders Karp & Megrue, L.P., an affiliate of the SKM Funds, to render financial advisory services to us in exchange for an annual fee of $175,000, plus reimbursement for reasonable out-of-pocket expenses. Under the amended and restated stockholders agreement, this fee will terminate when the SKM Funds own less than 10.0% of the shares of our common stock held by them immediately after the completion of this offering. We also will have the option to terminate our obligation to pay this management fee for a one-time payment of $700,000.

Loans to Executive Officers

In connection with the purchase of shares of our common stock in June 2001, we accepted as payment from certain executive officers notes bearing interest at a variable rate based on our borrowing rate under our senior credit facility. The current interest rate on the officers’ notes is 11.0% per annum. Interest accrues and is payable upon maturity of the notes. Each note is secured by all shares of our common stock held by the executive officer, and each executive officer is obligated to apply any cash proceeds received from the sale of our common stock, or from any distribution with respect to the stock, to the repayment of his loan obligations. During the year ended December 31, 2003, Daniel R. Dillion, our Chief Operating Officer and James C. Stiefel, our Controller and Secretary, had outstanding loan balances which did not exceed $106,080 and $94,753, respectively, at any time during such year. As of December 31, 2003, Mr. Dillon had an outstanding loan balance, including accrued and unpaid interest, of $100,080 and Mr. Stiefel had repaid his note in full. Mr. Dillon’s note is due on the earlier of

June 30, 2006, or the ninetieth day following the termination of his employment. We expect Mr. Dillon to be a selling stockholder in this offering and to repay his outstanding loan to the company upon completion of this offering.

Business Transactions

During 2003, we purchased an aggregate of approximately $200,000 of bakery goods from Butier’s Baking Company. Mr. Simms’ brother owns 15.0%, and Mr. Simms’ sons collectively own 15.0%, of Butier’s. In April 2003, we terminated our relationship with Butier’s.

During 2003, we purchased an aggregate of approximately $118,000 of furniture from Greg R. Simms, the brother of our founder and chairman, Thomas M. Simms. We expect that we may purchase additional furniture from Greg Simms from time to time and consistent with past practice.

We believe that our transactions with related parties have been on terms no more favorable than could have been obtained in an arms length transaction with a disinterested third party. All future related party transactions will be reviewed and approved by our audit committee or independent directors as required by the rules of the Nasdaq National Market.

At our request, the underwriters may offer some of our directors, employees, business associates and related persons the right to purchase shares of our common stock in the offering. For a further description of our directed share program, see “Underwriting.”

Board Representation and Registration Rights

See “Management — Board Composition” and “Description of Capital Stock — Registration Rights” for a description of certain relationships and agreements regarding the election of our directors and stock registration rights of our stockholders.

Indemnification Agreements

See “Management — Limitation of Liability and Indemnification Matters” for a description of indemnification arrangements between us and our directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of May     , 2004, and as adjusted to reflect the sale of common stock offered in this offering for:

•	each person (or group of affiliated persons) who is known by us to beneficially own more than 5.0% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

	Shares Beneficially Owned Prior to the Offering(1)		Shares Being Offered	Shares Beneficially Owned Upon Completion of Offering
Name	Number	Percent		Number	Percent
SKM Funds(2)
Thomas M. Simms(3)
Russell W. Bendel(4)
Edward T. Bartholemy(5)
Daniel R. Dillon(6)
James C. Stiefel(7)
Timothy B. Armstrong(8)
Allan W. Karp(8)
Christopher K. Reilly(8)
Howard Baldini(9)
All directors and officers as a group (9 persons)(10)

*	Less than 1.0%
(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned, subject to community property laws where applicable. The number and percentage of shares beneficially owned are based on shares of common stock outstanding as of , 2004, and shares outstanding after this offering. Shares of common stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days of , 2004, are deemed beneficially owned and outstanding for computing the percentage of the person holding such securities, but are not considered outstanding for computing the percentage of any other person. The address for those individuals for which an address is not otherwise indicated is: c/o Mimi’s Cafe, Inc., 17852 East 17th Street, South Building, Suite 108, Tustin, California 92708.
(2)	Includes shares owned by SK Equity Fund, L.P., shares owned by SKM Equity Fund III, L.P., shares owned by SK Investment Fund, L.P. and shares owned by SKM Investment Fund. SKM Partners, L.P. is the general partner of SK Equity Fund, L.P. and SK Investment Fund, L.P. Saunders Karp & Megrue Partners, LLC serves as the general partner of SKM Partners, L.P. SKM Partners, LLC is the general partner of SKM Equity Fund III, L.P. Saunders Karp & Megrue, LLC is the managing partner of SKM Investment Fund and provides financial advisory services to the SKM Funds and us. The address for each of these entities is 262 Harbor Drive, Stamford, Connecticut 06902.
(3)	Includes shares owned by Simms Family Irrevocable Trust. Also includes options to purchase shares of common stock exercisable within 60 days of , 2004.
(4)	Includes options to purchase shares of common stock exercisable within 60 days of , 2004.
(5)	Includes options to purchase shares of common stock exercisable within 60 days of , 2004.
(6)	Includes options to purchase shares of common stock exercisable within 60 days of , 2004.
(7)	Includes options to purchase shares of common stock exercisable within 60 days of , 2004.
(8)	Excludes the shares of common stock beneficially owned by the SKM Funds. Messrs. Karp, Reilly and Armstrong are partners of Saunders Karp & Megrue Partners, LLC, Saunders Karp & Megrue, LLC and SKM Partners, LLC. The address for these individuals is: c/o Saunders Karp & Megrue, LLC, 262 Harbor Drive, Stamford, Connecticut 06902.
(9)	Includes options to purchase shares of common stock exercisable within 60 days of , 2004.
(10)	Includes options to purchase shares of common stock exercisable within 60 days of , 2004.

In connection with our existing credit facility with Ableco Finance LLC entered into in April 2002 and amended in June, 2003, the SKM Funds and Thomas M. Simms have pledged the shares of our common stock that they own to the lenders as security for the repayment of the amounts borrowed under the credit facility. Collectively, the SKM Funds and Mr. Simms beneficially own an aggregate of     % of our common stock. If the lenders were to foreclose on the shares, it would cause a change in control in the company. However, upon the repayment of the outstanding amounts under our current credit facility at the closing of this offering the shares held by the SKM Funds and Mr. Simms will no longer be subject to the pledge obligations. See “Use of Proceeds.”

DESCRIPTION OF CAPITAL STOCK

For the sole purpose of reincorporating in Delaware, the stockholders of SWH Corporation will enter into a share exchange transaction with Mimi’s Cafe, Inc., a Delaware corporation in which each share of SWH Corporation is exchanged for              shares of Mimi’s Cafe, Inc., and will become stockholders of, and SWH Corporation will become a wholly-owned subsidiary of, Mimi’s Cafe, Inc. In addition, the share exchange transaction will provide for all outstanding warrants and stock options to be convertible into shares of common stock of Mimi’s Cafe, Inc. after the share exchange transaction, appropriately adjusted for the one for              exchange rate. Following the completion of the share exchange transaction, SWH Corporation, as our wholly-owned operating subsidiary, will continue to operate all Mimi’s Cafe restaurants.

Upon the closing of this offering, our authorized capital stock will consist of              shares of common stock, $0.001 par value and              shares of preferred stock, $0.001 par value.

Common Stock

As of December 31, 2003, there were              shares of common stock outstanding held by              stockholders of record. All outstanding shares of common stock are, and the common stock to be issued in this offering will be, fully paid and nonassessable.

Holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. In accordance with Delaware law, the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) shall be the act of the stockholders. Holders of common stock are not entitled to cumulate votes in the election of directors. The shares of common stock have no preemptive rights, no redemption or sinking fund provisions, and are not liable for further call or assessment. The holders of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available for dividends. We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on the common stock in the foreseeable future.

Upon a liquidation of the company, our creditors will be paid before any distribution to holders of our common stock. The holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount.

Preferred Stock

Our certificate of incorporation empowers the board of directors to issue up to              shares of preferred stock from time to time in one or more series. The board of directors also may fix the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and power, including voting rights, of the holders of our common stock without any further vote or action by the stockholders. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future. Upon consummation of this offering, there will be no outstanding shares of our preferred stock and we have no present intention to issue any shares of preferred stock.

Options

As of March 31, 2004, we had outstanding options to purchase an aggregate of              shares of common stock to our directors, officers and employees with a weighted average exercise price of $             per share. These options typically vest annually over a five-year period. All outstanding options provide for antidilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in our capital or corporate structure.

Warrants

On October 31, 1996, we issued ten-year warrants to purchase              and              shares of our common stock at an exercise price of $         per share to our prior lenders. The warrants are fully vested and immediately exercisable. These warrants may be exercised by means of a “cashless” exercise. The warrants provide for adjustments in the event of any merger, consolidation, sale of all or substantially of our assets, reorganization, reclassification, stock dividends, stock splits or other changes in our capital structure. Additionally, these warrants provide for an antidilution adjustment to the number of shares issuable upon exercise in the event we sell shares of common stock at a price below fair market value or issue shares under our 1996 Long-Term Incentive Plan.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, a statute designed to impede hostile takeovers. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either (a) prior to the date at which the person becomes an interested stockholder, the board of directors approves such transaction or business combination, (b) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of such transaction, or (c) the business combination is approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent). A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. For purposes of Section 203, “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

In addition, some provisions of our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions include:

Classified Board of Directors.    Our board of directors is divided into three classes of directors serving staggered terms. Our certificate of incorporation authorizes our board of directors to fill vacant directorships or increase the size of the board of directors. Accordingly, even if a stockholder succeeds in a proxy contest, he would likely only be able to elect a minority of our board of directors at any one annual meeting.

Elimination of Stockholder Action by Written Consent.    Our certificate of incorporation provides that stockholders may not take action by written consent, but only at a duly called annual or special meeting of stockholders.

Elimination of the Ability to Call Special Meetings.    Our certificate of incorporation further provides that special meetings of our stockholders may be called only by the chairman of the board of directors, by a committee of the board of directors or a majority of the board of directors, and in no event may the stockholders call a special meeting. Thus, without approval by the board of directors or chairman, stockholders may take no action between annual meetings.

Advance Notice Procedures for Stockholder Proposals.    The bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of this intention in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year’s annual meeting of stockholders. However, if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days from the time contemplated at the time of the previous year’s proxy statement, then a proposal shall be received no later than the close of business on the tenth day following the date on which notice of the date of the meeting was mailed or a public announcement was made, whichever first occurs. The bylaws also include a similar requirement for making nominations at special meetings and specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

Registration Rights

We have granted registration rights to the holders of              shares of our common stock, including all shares subject to outstanding warrants, pursuant to a stockholders agreement originally dated October 31, 1996 and to be amended in connection with the offering. At any time prior to the fifth anniversary of the consummation of this offering, the SKM Funds can require us to register all or a portion of their shares at our expense. The holders of a majority of the shares subject to the stockholders agreement (other than those held by the SKM Funds) may also require us to register all or a portion of their shares, at our expense, on no more than two occasions prior to the fifth anniversary of the consummation of this offering. We may postpone the filing of a registration statement in response to the exercise of any of these rights on a limited basis if we determine that the filing would be significantly detrimental to us or our stockholders. In addition, at any time prior to the fifth anniversary of the consummation of this offering, the holders have the right to have any or all of their shares included, at our expense, in a registration statement relating to common stock filed by us, including as a result of required registrations, subject to the restrictions described in the stockholders agreement. All registration rights are subject to the right of an underwriter to limit the number of the holders’ shares to be included in the registration based on customary cutback procedures. We are generally required to indemnify the holders participating in an offering against civil liabilities resulting from any registration under these provisions.

Transfer Agent and Registrar

                 has been appointed as the transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and adversely affect our ability to raise additional capital in the capital markets at a time and price favorable to us.

Upon completion of this offering and assuming no exercise of outstanding options or warrants after March 31, 2004, we will have             shares of common stock outstanding (            shares if the over-allotment option is exercised in full). Of these shares, all of the shares of common stock sold in this offering, plus any shares sold as a result of the underwriter’s exercise of the over-allotment option, will be freely tradable without restriction under the Securities Act.

The remaining approximately              shares of outstanding common stock held by existing stockholders are “restricted securities” under the Securities Act or are subject to “lock-up” agreements. Of this amount,              shares will be eligible for resale pursuant to Rule 144 as of             , and              shares will be subject to “lock-up” agreements as described below. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144, Rule 144(k) or Rule 701 under the Securities Act.

Registration Rights

Upon completion of this offering, holders of              shares of our common stock will be entitled to certain rights with respect to the registration of their shares under the Securities Act. See “Description of Capital Stock — Registration Rights.” Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration. These stockholders are not permitted to exercise their registration rights for at least 180 days following this offering without the consent of Piper Jaffray & Co. and CIBC World Markets Corp.

Lock-Up Agreements

All of the officers, directors, optionholders and principal stockholders will agree, pursuant to “lock-up” agreements, that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of the shares of common stock owned by them or that could be purchased by them through the exercise of options, for 180 days following the date of this prospectus. The lock-up agreements contain exceptions upon the prior written consent of Piper Jaffray & Co. and CIBC World Markets Corp. Upon the expiration of the lock-up agreements, approximately              shares of common stock held by such stockholders will be eligible for resale immediately pursuant to Rule 144.

Rule 144

Under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including persons who may be deemed our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	one percent of the number of shares of common stock then outstanding (equal to approximately shares upon completion of this offering); or

•	the average weekly trading volume of the common stock as reported through the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, and notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless subject to the contractual lock-up restrictions above or otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

Under Rule 701 as currently in effect, persons who purchase shares upon exercise of options granted prior to the effective date of this initial public offering may sell such shares in reliance on Rule 144. Such sales need not comply with the holding period requirements of Rule 144. In the case of non-affiliates, these sales need not comply with the public information, volume limitations or notice provisions of Rule 144.

Stock Options

We intend to file, on or after the date of this prospectus, a Form S-8 registration statement under the Securities Act to register all shares of common stock issuable under the 1996 Plan and the 2004 Plan. Such registration statement will become effective immediately upon filing, and shares covered by those registration statements will thereupon be eligible for sale in the public markets, subject to any lock-up agreements applicable thereto and Rule 144 limitations applicable to affiliates. See “Management — Stock Option Plans” and “Description of Capital Stock — Options.”

Warrants

All of our outstanding warrants are fully vested and the shares issuable upon exercise of the warrants will be eligible for sale in the public markets, subject to any lock up agreements applicable thereto and Rule 144 limitations.

UNDERWRITING

The underwriters named below have agreed to purchase, subject to the terms of an underwriting agreement, the number of shares listed opposite their names below. Piper Jaffray & Co. and CIBC World Markets Corp. are acting as joint book-running managers for this offering and, together with Banc of America Securities LLC, are acting as representatives of the underwriters. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Underwriters	Number of Shares
Piper Jaffray & Co.
CIBC World Markets Corp.
Banc of America Securities LLC
Total

The underwriting agreement provides that the obligations of the several underwriters to purchase shares of our common stock are subject to the satisfaction of the conditions contained in the underwriting agreement, which include that:

•	the registration statement of which this prospectus is a part has been declared effective;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in our business;

•	the shares of our common stock to be sold in this offering have been approved for listing on The Nasdaq National Market; and

•	we deliver customary closing documents to the underwriters.

The underwriters have advised us and the selling stockholders that they propose to offer the shares initially to the public at $         per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $         per share. The underwriters may allow and the dealers may reallow a concession of not more than $         per share on sales to certain other brokers and dealers. After this offering, these figures may be changed by the underwriters.

We have granted to the underwriters an over-allotment option to purchase up to an additional                  shares of our common stock from us at the same price as to the public, and with the same underwriting discount, as set forth on the front cover of this prospectus. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the underwriting agreement.

The following table shows the underwriting discounts and commissions to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise
Per share	$	$
Total to be paid by us	$	$
Total to be paid by the selling stockholders	$	$

We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $                 million. We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities that may be based upon an untrue statement of material fact contained in this prospectus, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have informed us that neither they, nor any other underwriter participating in the distribution of this offering, will make sales of our common stock offered by this prospectus to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

At our request, the underwriters have reserved up to                 % of the common stock being offered by this prospectus for sale to our directors, employees, business associates, and related persons at the initial public offering price. The sales will be made by Piper Jaffray & Co. through a directed share program. The purchasers of these shares will not be subject to a lock-up except to the extent the purchasers are subject to a lock-up agreement with the underwriters as described below. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus.

The offering of our shares of common stock is made for delivery when and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation, or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

Subject to certain exceptions, we and each of our directors, executive officers, and holders of substantially all of our shares of common stock, including the selling stockholders, have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of Piper Jaffray & Co. and CIBC World Markets Corp. for a period of 180 days after the date of this prospectus.

Prior to this offering, there has been no established trading market for our common stock. The initial public offering price for the shares of our common stock offered by this prospectus was negotiated between us and the underwriters immediately prior to this offering. Factors considered in determining the initial public offering price included:

•	the history of, and the prospects for, the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future earnings;

•	the recent market prices of securities of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering and other relevant factors.

The initial public offering price of our common stock may not correspond to the price at which our common stock will trade in the public market subsequent to this offering, and an active public market for our common stock may never develop or, if it does develop, continue after this offering.

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in our common stock for their own account by selling more shares of our common stock than have been sold to them by us and the selling stockholders. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

In addition, the underwriters may stabilize or maintain the price of our common stock by bidding for or purchasing shares of our common stock in the open market and impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of our common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

The underwriters and their affiliates have provided, and may in the future provide, various investment banking, and other financial and banking services to us for which they have in the past received, and may in the future receive, customary fees.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, a Delaware limited liability partnership, Los Angeles, California.

EXPERTS

The consolidated balance sheets as of December 31, 2003 and December 31, 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003, respectively, included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission with respect to the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W. Washington, DC 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference facilities.

Report of Independent Auditors

The Board of Directors and Shareholders

SWH Corporation and Subsidiaries, dba Mimi’s Cafe

We have audited the accompanying consolidated balance sheets of SWH Corporation and Subsidiaries (dba Mimi’s Cafe) as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SWH Corporation and Subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Irvine, California

May 4, 2004,

except for Notes 5 and 12,

as to which the date is

                     , 2004

The foregoing report is in the form that it will be signed upon the completion of the restatement of the capital accounts described in Notes 5 and 12 to the consolidated financial statements.

/s/    ERNST & YOUNG LLP

Irvine, California

                     , 2004

SWH CORPORATION AND SUBSIDIARIES

dba MIMI’S CAFE

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share data)

	December 31
	2002	2003
Assets
Current assets:
Cash	$2,857	$5,131
Restricted cash	2,444	2,215
Receivable from landlords and employees	1,511	122
Income tax receivable	1,151	1,335
Inventories	2,309	3,268
Deferred taxes	765	3,543
Prepaids and other current assets	304	554

Total current assets	11,341	16,168
Property, equipment and improvements:
Restaurant and other equipment	56,223	68,564
Buildings	34,539	42,942
Leasehold improvements	14,374	17,318

	105,136	128,824
Accumulated depreciation and amortization	(33,454)	(41,296)

Property, equipment, and improvements, net	71,682	87,528
Construction-in-progress	6,270	6,179
Employee loans receivable	241	224
Other assets (net of accumulated amortization of $1,129 in 2002 and $2,684 in 2003)	3,876	2,852

Total assets	$93,410	$112,951

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$8,591	$8,871
Accrued payroll and related costs	5,119	5,801
Accrued insurance reserves	1,327	2,371
Accrued legal settlement	—	2,500
Other accrued expenses	3,332	4,040
Current portion of long-term debt	1,382	1,499

Total current liabilities	19,751	25,082
Long-term debt, less current portion	62,527	75,103
Deferred rent and revenue	3,172	3,844
Long-term deferred taxes	4,182	6,461
Deferred compensation	715	1,215
Commitments and contingencies
Stockholders’ equity:
Common stock, no par value:
Authorized shares — 200,000
Issued and outstanding shares — 9,225 in 2002 and 9,270 in 2003	20,227	20,355
Additional paid-in capital	4	44
Accumulated deficit (including a $20,662 charge for the repurchase of common stock)	(16,683)	(18,795)
Notes receivable from stockholders	(485)	(358)

Total stockholders’ equity	3,063	1,246

Total liabilities and stockholders’ equity	$93,410	$112,951

See accompanying notes.

SWH CORPORATION AND SUBSIDIARIES

dba MIMI’S CAFE

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except for share and per share data)

	Year ended December 31
	2001		2002		2003
Total revenues		$168,108		$199,830		$240,538
Costs and expenses:
Restaurant operating costs:
Product costs		49,458		56,224		68,017
Payroll and related costs		62,541		75,764		92,253
Occupancy and other operating expenses		32,043		37,247		44,765

Total restaurant operating costs		144,042		169,235		205,035
Depreciation and amortization		5,008		6,247		7,842
Pre-opening costs		2,171		2,399		3,591
General and administrative, including bonuses of $1,920 in 2001, $2,557 in 2002 and $2,923 in 2003		10,183		12,961		14,277
Legal settlement and related costs		—		214		2,815

Total costs and expenses		161,404		191,056		233,560

Operating income		6,704		8,774		6,978
Other expenses:
Interest expense, net		3,105		6,946		10,298
Loss on extinguishment of debt		—		312		—

Total other expenses		3,105		7,258		10,298

Income (loss) before income tax provision (benefit)		3,599		1,516		(3,320)
Income tax provision (benefit)		1,397		591		(1,208)

Net income (loss)		$2,202		$925		$(2,112)

Net income (loss) per share:
Basic	$		$		$

Diluted	$		$		$

Number of shares used in computing net income (loss) per share:
Basic	$		$		$

Diluted	$		$		$

Pro forma net income (unaudited)					$

Pro forma net income per share (unaudited):
Basic					$

Diluted					$

Pro forma shares used in computing pro forma net income per share (unaudited):
Basic

Diluted

See accompanying notes.

SWH CORPORATION AND SUBSIDIARIES

dba MIMI’S CAFE

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Dollars in thousands, except for share data)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Notes Receivable from Stockholders	Total
	Shares	Amount
Balance at December 31, 2000	7,743	$14,742	$4	$(19,810)	$—	$(5,064)
Issuance of common stock	1,482	5,485	—	—	—	5,485
Issuance of notes to stockholders	—	—	—	—	(485)	(485)
Net income	—	—	—	2,202	—	2,202

Balance at December 31, 2001	9,225	20,227	4	(17,608)	(485)	2,138
Net income	—	—	—	925	—	925

Balance at December 31, 2002	9,225	20,227	4	(16,683)	(485)	3,063
Net loss	—	—	—	(2,112)	—	(2,112)
Exercise of stock options	45	128	40	—	—	168
Collection of notes receivable from stockholders	—	—	—	—	127	127

Balance at December 31, 2003	9,270	$20,355	$44	$(18,795)	$(358)	$1,246

See accompanying notes.

SWH CORPORATION AND SUBSIDIARIES

dba MIMI’S CAFE

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year ended December 31
	2001	2002	2003
Operating activities
Net income (loss)	$2,202	$925	$(2,112)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,008	6,247	7,842
Amortization of deferred financing costs	120	1,177	1,555
Deferred taxes	694	467	(499)
Deferred rent and revenue	631	830	672
Loss on extinguishment of debt	—	312	—
Changes in operating assets and liabilities:
Income tax receivable	192	(1,027)	(184)
Inventories	(358)	(620)	(959)
Prepaids and other current assets	124	(2)	(250)
Other assets	(465)	(298)	(531)
Accounts payable	180	2,849	280
Accrued payroll and related costs	980	1,001	682
Accrued insurance reserves	—	1,327	1,044
Accrued legal settlement	—	—	2,500
Other accrued expenses	168	824	708
Deferred compensation	55	356	417

Net cash provided by operating activities	9,531	14,368	11,165

Investing activities
Purchase of property, equipment, and improvements	(17,864)	(21,384)	(23,688)
Changes to construction-in-progress	471	(3,875)	91
Receivable from landlords and employees	1,390	(961)	1,489

Net cash used in investing activities	(16,003)	(26,220)	(22,108)

Financing activities
Proceeds from long-term debt	22,864	57,800	18,475
Repayment of long-term debt	(15,052)	(43,203)	(5,782)
Deferred financing costs	—	(4,200)	—
Proceeds from issuance of common stock	5,000	—	168
Repayment of shareholder notes	—	—	127
Restricted cash	(5)	(2,126)	229

Net cash provided by financing activities	12,807	8,271	13,217

Net increase (decrease) in cash	6,335	(3,581)	2,274
Cash at beginning of year	103	6,438	2,857

Cash at end of year	$6,438	$2,857	$5,131

See accompanying notes.

SWH CORPORATION AND SUBSIDIARIES

dba MIMI’S CAFE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

(Dollars in thousands, except share and per share data)

1. Organization and Summary of Significant Accounting Policies

Organization

SWH Corporation (the Company), a California corporation, as of December 31, 2003 owns and operates 78 restaurants including 47 in California, nine in Arizona, six in Colorado, four in Texas, three in Nevada, three in Utah, two in Florida, two in Kansas, one in New Mexico and one in Oklahoma. During 2003, the Company opened twelve new restaurants. All of the restaurants operate under the name Mimi’s Cafe.

Consolidation

The accompanying consolidated financial statements of the Company include the account balances and transactions of SWH Corporation, dba Mimi’s Cafe, and its wholly-owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

Reclassifications

Certain reclassifications have been made to the prior period financial statements in order to conform to the presentation of the current year financial statements.

Segment Information

The Company manages its operations by restaurant. The Company has aggregated its operations to one reportable segment.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Restricted Cash

Restricted cash represents deposits held in trust and cash collateralizing letters of credit for the payment of workers’ compensation, general liability and state disability insurance claims.

Inventories

Inventories consist primarily of food and beverage products and are stated at the lower of cost (first-in, first-out) or market.

Property, Equipment, Improvements and Depreciation and Amortization

Property, equipment and improvements are recorded at cost. Expenditures that materially increase property lives are capitalized. The cost of maintenance, repairs and replacing china, glassware, utensils, etc. is charged to expense as incurred.

SWH CORPORATION AND SUBSIDIARIES

dba MIMI’S CAFE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Dollars in thousands, except share and per share data)

Depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

Classifications	Life in Years
Restaurant and other equipment	7 – 10 years
Buildings	20 years
Leasehold improvements	5 – 25 years (limited to lease term)

Long-Lived Assets

Management reviews the Company’s long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company’s assessment of recoverability of long-lived assets is performed at the restaurant-level. Management believes that no impairment of the carrying value of the Company’s long-lived assets existed at December 31, 2003.

Deferred Financing Costs

Costs relating to debt refinancing have been deferred and are amortized over the terms of the underlying debt instruments. In connection with the amendment to its credit facility in June 2003, the Company recorded $268 in new deferred financing costs. Included in other assets as of December 31, 2002 and 2003 are deferred financing costs totaling $3,458 and $2,170 (net of accumulated amortization of $1,129 and $2,684), respectively.

Stock-Based Compensation

The Company has stock-based employee compensation plans, which are described more fully in Note 5. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in the results of operations of the Company, as all options granted under those plans had an exercise price that was not less than management’s estimate of the fair value of the underlying common stock on the date of grant.

Pro forma information regarding net income (loss) is required by SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), and has been determined as if the Company had accounted for its employee stock options under the fair value method of the Statement. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. Under SFAS 123, the Company would have incurred an additional expense of $9, $5 and $1 for 2001, 2002 and 2003, respectively. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: (i) risk free interest rate of 5.71% (5.78% in 2002), (ii) expected option life of five years and (iii) expected dividend rate of 2.34% (2.42% in 2002).

Revenue Recognition

Revenue for food and beverage sales at restaurants is recognized when services are rendered. Revenue from the sale of gift cards is deferred and recognized upon redemption of the gift cards.

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that is more likely than not expected to be realized in the near term.

SWH CORPORATION AND SUBSIDIARIES

dba MIMI’S CAFE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Dollars in thousands, except share and per share data)

Statements of Cash Flows

Cash paid for interest (net of amounts capitalized) was $3,163, $5,319 and $8,619 for the years ended December 31, 2001, 2002 and 2003, respectively.

The Company paid $505, $1,144 and $0 in income taxes for the years ended December 31, 2001, 2002 and 2003, respectively.

In 2001, 2002 and 2003, the Company received $235, $69 and $83, respectively, in promissory notes related to the purchase by certain key employees to share in a cash flow interest in specific restaurants (see Note 9). The Company has recorded these transactions as employee loans receivable and deferred compensation in the accompanying consolidated balance sheets.

In 2001, the Company issued $485 of common stock in exchange for stockholder promissory notes.

Pre-Opening Costs

The costs of hiring and training a new restaurant’s initial workforce, travel, relocation, the food used in training, marketing costs and other direct costs related to the opening of new restaurants are expensed as incurred.

Earnings Per Share

Statement of Financial Accounting Standards (SFAS) No. 128, “Earnings Per Share” (EPS), requires dual presentation of “Basic” and “Diluted” EPS by entities with complex capital structures. Basic EPS excludes dilution and is computed by dividing net income or loss by the weighted average of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (warrants to purchase common stock and common stock options using the treasury stock method) were exercised or converted into common stock. Potential common shares in the diluted EPS computation are excluded where their effect would be antidilutive. The Company’s EPS for all periods presented have been computed in accordance with SFAS No. 128 (see Note 6).

Pro forma net income is computed assuming the elimination of interest expense related to the repayment of certain of the Company’s outstanding bank debt.

Pro forma basic net income per share is computed based on the weighted average number of common shares outstanding during the year, assuming the issuance of shares of Common Stock upon the closing of this initial public offering. Pro forma diluted earnings per share is computed based on the weighted average number of common shares outstanding during the year, assuming the issuance of              shares of Common Stock upon the closing of this offering and the dilution upon exercise of options to purchase common shares using the treasury stock method, as if such events occurred on January 1, 2003.

Fair Value of Financial Instruments

The fair values of the Company’s cash receivable from landlords and employees, income tax receivable, accounts payable and all other current liabilities approximate the carrying values because of the short maturities of these instruments.

The fair value of the Company’s long-term debt approximates the carrying value based on current rates available to the Company for debt with comparable terms.

SWH CORPORATION AND SUBSIDIARIES

dba MIMI’S CAFE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Dollars in thousands, except share and per share data)

Impact of Recently Issued Accounting Principles

In January 2003, the FASB issued Interpretation (“FIN”) No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51. This interpretation clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, and requires consolidation of variable interest entities by their primary beneficiaries if certain conditions are met. This interpretation applies to variable interest entities created or obtained after January 31, 2003. For variable interest entities created or obtained before February 1, 2003, the adoption of this standard is effective as of December 31, 2003 for a variable interest in special-purpose entities and as of March 31, 2004 for all other variable interest entities. The Company does not believe it holds any variable interest entities, accordingly, the interpretation will not impact the Company.

In May 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This statement clarifies the definition of a liability, as currently defined by FASB Concepts Statement No. 6, Elements of Financial Statements, as well as other items. The statement requires that financial instruments that embody an obligation of an issuer be classified as a liability. Furthermore, the standard provides guidance for the initial and subsequent measurement as well as disclosure requirements of these financial instruments. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The Company is required to adopt this statement by the year ending December 31, 2004 and does not believe it will have a significant impact on the Company.

2. Financing Arrangements

Long-Term Debt

Credit Facility

On April 16, 2002, the Company entered into a new credit facility with a financial institution, consisting of a $65,000 senior revolving loan with an initial outstanding balance of $40,750 and a subordinated term loan in the amount of $3,500. On June 19, 2003, the credit agreement was amended, increasing the senior revolving loan to $72,000 and the subordinated term loan to $6,500.

Proceeds from the new credit facility were used to repay amounts outstanding under the existing credit facility and to finance restaurant unit growth. The senior revolving loan bears interest at an annual rate of 11%, payable monthly, and matures in April 2005. The term loan bears interest at an annual rate of 18%, with interest payable quarterly and principal due at maturity in April 2005. The balance outstanding under the senior revolving loan was $65,375 at December 31, 2003.

The Company has $6,625 available for borrowing under its senior revolving loan as of December 31, 2003. The Company is required to pay an annual commitment fee of ¾% per annum on the unused senior revolving loan balance, payable monthly. Additionally, the Company is required to pay a monthly loan servicing fee of $15 and an anniversary fee of ½% of the available revolving loan commitment. In addition, the Company is required to pay fees totaling $50 every six months in association with the June 19, 2003 amendment to the credit facility.

Substantially all of the Company’s property, equipment and improvements are pledged as collateral under the terms of the credit facility.

The credit facility contains various financial covenants that include, among other things, tests for total leverage, tangible net worth, fixed charge coverage and cash flow per restaurant. As of December 31, 2003, the Company was in compliance with its financial covenants.

SWH CORPORATION AND SUBSIDIARIES

dba MIMI’S CAFE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Dollars in thousands, except share and per share data)

Term Notes

The Company has two term notes payable to the bank in the original amounts of $4,021 (Term Note A) and $3,472 (Term Note B). Term Note A bears interest at 7.94%, and is due in monthly installments of principal and interest of $81,000, commencing November 30, 2001 and is due in full on October 30, 2006. Term Note B bears interest at 8.45%, and is due in monthly installments of principal and interest of $71,000, commencing January 28, 2003 and is due in full on December 28, 2006. At December 31, 2003, the outstanding balance on Term Notes A and B was $2,471 and $2,256, respectively. These notes are secured by the equipment, seating and decor of 12 of the Company’s restaurants.

Principal repayments of long-term debt, related to the Company’s credit facility and term notes, for each of the next fiscal years are as follows:

2004	$1,499
2005	73,502
2006	1,601

$76,602

3. Income Taxes

The income tax provision (benefit) consists of the following:

	Year ended December 31
	2001	2002	2003
Current:
Federal	$603	$(9)	$(552)
State	100	133	(157)

	703	124	(709)
Deferred:
Federal	472	419	(493)
State	222	48	(6)

	694	467	(499)

Total income tax provision (benefit)	$1,397	$591	$(1,208)

A reconciliation of income taxes computed at the statutory federal income tax rate to income tax provision (benefit) is as follows:

	Year ended December 31
	2001	2002	2003
Tax at statutory federal rate	$1,224	$515	$(1,129)
State taxes, net of federal benefit	214	120	(99)
FICA tip credit	(957)	(906)	(1,110)
Valuation allowance	999	824	1,141
Meals and entertainment	—	16	23
Other	(83)	22	(34)

Total income tax provision (benefit)	$1,397	$591	$(1,208)

SWH CORPORATION AND SUBSIDIARIES

dba MIMI’S CAFE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Dollars in thousands, except share and per share data)

The Company has recorded deferred tax assets and deferred tax liabilities, which represent future tax effects of temporary differences. The tax effects of significant temporary differences giving rise to deferred tax assets and liabilities are as follows:

	December 31
	2002	2003
Deferred tax assets:
FICA tax credit carryforwards, net	$4,870	$6,591
NOL carryforward	—	1,200
Accrued legal settlement	—	1,071
Deferred revenue and expense	363	484
State income taxes	323	257
Accrued workers’ compensation	440	887
Other	2	80

Total deferred tax assets	5,998	10,570
Valuation Allowance	(3,699)	(4,840)

Net deferred tax asset	2,299	5,730

Deferred tax liabilities:
Property, equipment and improvements—book basis in excess of tax basis	(5,716)	(8,648)

Net deferred tax liabilities	$(3,417)	$(2,918)

The Company has FICA tax credit carryforwards of $6,591 for federal tax purposes that begin to expire in 2012.

The Company has federal and state net operating loss carryforwards of $2,942 and $2,262, respectively, which begin to expire in 2023 and 2013, respectively.

The change in the valuation allowance of $999, $824, and $1,141 during 2001, 2002 and 2003, respectively, and relates to FICA tax credits that are more likely than not to be realized in the forseeable future.

4. Leasing Activities

The Company conducts the majority of its operations using leased restaurant facilities that expire on various dates through 2023. The leases have initial terms ranging from one to 25 years with renewal options ranging from five to 10 years. Most of the leases require additional rental payments by the Company based on cost of living increases and/or if sales volumes at the related restaurants exceed specified levels. Most of the lease agreements require payment of property taxes, insurance, maintenance and utilities by the Company.

The Company has certain operating leases that contain fixed rental escalation clauses. Rent expense for these leases has been calculated on the straight line basis over the term of the leases resulting in deferred rent of $260 and $347 as of December 31, 2002 and 2003, respectively. The deferred rent will be amortized to rent expense over the life of the leases.

SWH CORPORATION AND SUBSIDIARIES

dba MIMI’S CAFE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share and exercise price data)

Future minimum rental payments (exclusive of additional rental based on sales volume, property taxes, insurance, maintenance and utilities) by year under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2003 are as follows:

2004	$12,639
2005	12,765
2006	12,608
2007	11,987
2008	11,701
Thereafter	113,200

$174,900

Rental expense was as follows:

	Year ended December 31
	2002	2003
Minimum rentals	$8,732	$10,770
Additional rentals based on sales	1,105	1,314

	$9,837	$12,084

The Company entered into eight additional lease agreements subsequent to the balance sheet date with aggregate minimum lease payments of $28,545. Because the rental commencement date has not yet begun, the future minimum rental payments have been excluded from the schedule of future minimum rental payments.

5. Stockholders’ Equity

Stock Options

In October 1996, the Company adopted the Long-Term Incentive Plan (the Plan). The Plan authorizes the grant of non-qualified stock options to eligible employees, consultants and directors for up to 1,033 shares of the Company’s common stock of which 10 shares are available for future grant as of December 31, 2003. All options granted have 10-year terms and vest ratably over five years. The Plan provides for the grant of stock appreciation rights, none of which have been granted as of December 31, 2003.

Stock option activity during the periods indicated was as follows:

	Number of Shares	Weighted Average Exercise Price
Balance at December 31, 2000	650	$3,049
Granted	295	3,700

Balance at December 31, 2001	945	3,252
Granted	58	4,110

Balance at December 31, 2002	1,003	3,302
Granted	20	4,880
Exercised	(45)	2,848

Balance at December 31, 2003	978	$3,355

SWH CORPORATION AND SUBSIDIARIES

dba MIMI’S CAFE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except share and dollar per share amounts)

Price ranges of outstanding and exercisable options as of December 31, 2001, 2002 and 2003 are summarized below:

		Options Outstanding			Options Exercisable
Year Ended December 31,	Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
2001	$2,848 - $4,425	945	6.56	$3,252	631	$2,984
2002	$2,848 - $4,425	1,003	5.76	$3,302	697	$3,066
2003	$2,848 - $4,880	978	4.95	$3,355	665	$3,086

Warrants

The Company has reserved 78 shares of common stock in connection with warrants issued on October 31, 1996. The warrants are exercisable from date of issuance through October 31, 2006 at an exercise price of $2,848 per share.

Notes Receivable from Stockholders

In June 2001, in connection with the Company’s sale and issuance of common stock, the Company issued 1,482 shares of common stock at $3,700 per share in exchange for cash of $5,000 and full-recourse promissory notes of $485 bearing interest at a variable rate determined by the Company’s borrowing rate, currently 11%. The notes are secured by 131 shares of common stock with principal and interest due on the earlier of (i) June 30, 2006 or (ii) the 90th day following employment termination. During 2003, two of the stockholders repaid their notes in full. As of December 31, 2002 and 2003, the note receivable balance was $485 and $358, respectively, and has been classified as a reduction of stockholders’ equity in the accompanying balance sheets, since the notes were issued in connection with a common stock issuance.

Accumulated Deficit

As of December 31, 2002 and 2003, the Company has reported an accumulated deficit of $16,683 and $18,795, respectively in the accompanying consolidated balance sheets. Included in accumulated deficit is a charge of $20,662, which was recorded in 1996 to redeem common stock pursuant to a leveraged recapitalization transaction.

SWH CORPORATION AND SUBSIDIARIES

dba MIMI’S CAFE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Dollars in thousands, except share and per share data)

6. Net Income (Loss) Per Share and Pro Forma Net Income Per Share

Reconciliation of basic and diluted net income (loss) per share in accordance with SFAS No. 128 for 2002 and 2003 is as follows, both actual and pro forma:

	2002 Actual	2003 Actual	Pro Forma As Adjusted 2003(1)
(unaudited)
Numerator:
Net income (loss)	$	$	$
Interest expense, net of income taxes
Numerator for basic and diluted net income (loss) per share

	$	$	$

Denominator:
Denominator for basic net income (loss) per share-weighted average shares	$	$	$
Effect of shares issued upon closing
Effect of dilutive stock options

	$	$	$

(1)	Pro forma as adjusted basic net income per share is computed based on the weighted average number of common stock outstanding during the year assuming the issuance of shares of common stock, upon the closing of this offering, as if such events occurred on January 1, 2003. Pro forma as adjusted diluted net income per share is computed based on the weighted average number of common stock outstanding during the year assuming the issuance of shares of common stock upon the closing of this offering and the dilution upon exercise of options to purchase common stock using the treasury stock method, as if such events occurred on January 1, 2003.

7. Commitments and Contingencies

The Company has secured irrevocable standby letters of credit aggregating $582 to cover potential disability income claims, workers’ compensation claims, and a deposit on a building.

In March 2004, a former employee filed an action against us in California for herself and on behalf of a putative class of similarly situated employees alleging, among other things, that non-exempt employees were not provided proper rest and meal breaks under California law. The plaintiff seeks unpaid compensation for the unprovided rest periods for herself and the putative class. The class has not yet been certified. We are evaluating the allegations raised in this action and we intend to pursue any defenses that may be available to us. We have not accrued or reserved any amounts on our financial statements in connection with this action. Although we cannot predict the outcome of this proceeding, management believes the ultimate liability or settlement cost or legal costs in defending this action should not have a material adverse effect on the consolidated financial position, results of operations, or cash flows.

The Company is also involved in certain litigation arising in the ordinary course of its business. Management believes it has adequate legal defenses as to these lawsuits and claims and does not believe that they will materially impact the Company’s results of operations, financial position or cash flows.

SWH CORPORATION AND SUBSIDIARIES

dba MIMI’S CAFE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Dollars in thousands, except share and per share data)

8. Employee Benefit Plan

Defined Contribution Plan

The Company has a defined contribution plan covering all eligible employees who have completed one year of service. Participants are able to contribute, on a pre-tax basis, up to 20% of their earnings to the plan (subject to certain limitations), which the Company may match at its discretion. The Company’s contributions are subject to a five-year vesting period. No matching contributions were made by the Company for the years ended December 31, 2002 and 2003.

9. Market and Managing Partner Arrangements

Beginning in 2001, the Company began entering into arrangements with certain key employees under its’ Market and Managing Partner Programs (MMPP). Under the MMPP certain key employees are given the right to enter into a five year employment agreement and purchase a 5% interest in the future cash flow stream of a specific, newly opened, restaurant at which the key employee has management responsibilities as general manager or multi-unit manager. Amounts due and paid to MMPP participants are included in payroll and related costs and amounted to $78, $206 and $563 for the years ended December 31, 2001, 2002 and 2003, respectively.

The MMPP participants’ purchase price is a fixed amount, generally $25 (initial purchase price) and gives the purchaser the right to the related 5% cash flow of its restaurant until such interest is sold. The purchaser has a perpetual interest in the cash flow interest acquired, subject to certain situations in which the Company may obtain the right to repurchase such interest, but never has the obligation to repurchase the interest. The Company receives the right to repurchase the interest upon the death or disability of the holder, or upon the sale or wind-up of the Company based on a fixed formula of five times the average of the last two years annual cash flows of the respective restaurant, not less than $25. However, should the individual cease their employment with the Company through either termination or resignation the Company has a repurchase right at $25 or less if that occurs within the first 5 years of employment.

The Company also receives a one-time option, but does not have the obligation, to repurchase the cash flow right for a 60-day period after 5 years of ownership using the five times cash flow formula. With respect to the one-time purchase option if the Company does not exercise its repurchase option within 60 days, the MMPP participants’ maintain their 5% interest in the future cash flow of the specific restaurant until the MMPP participant elects to sell the right. The Company has the first right of refusal if the MMPP participant elects to sell its’ right but has no control over the value to be paid if it is based on any bonafide offer. The initial purchase price totaled $290, $425 and $525 in 2001, 2002 and 2003, respectively, which is recorded as a deferred compensation arrangement. Should the Company repurchase a MMPP participants’ interest at some time in the future, to the extent the repurchase price exceeds the deferred compensation obligation recorded in the balance sheet, additional expense will be recorded. For each of the three years in the period ended December 31, 2003, the Company made five repurchases of MMPP participants’ interests and none were in excess of the deferred compensation obligation in the balance sheet so there was no expense relating to the repurchase. With respect to possible future repurchases that could be in excess of the obligation recorded at the time of repurchase, the Company would record such expense at the time of the repurchase. Management believes there is no certainty with respect to whether the interests will ultimately be repurchased, the timing or amount of the repurchase or the number of future repurchases, if any, that may be in excess of the obligation recorded.

SWH CORPORATION AND SUBSIDIARIES

dba MIMI’S CAFE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2003

(Dollars in thousands, except share and per share data)

10. Legal Settlement

A former restaurant manager filed an action against the Company for himself and on behalf of a putative class of similarly situated restaurant managers. The action alleged that restaurant managers were improperly classified as exempt employees under California’s wage and hour laws and were wrongfully denied overtime pay as a result of the misclassification. The plaintiff was seeking unpaid overtime for himself and for the putative class. The Company believes that it has meritorious defenses to these actions and that it has acted properly at all times in dealing with these matters. However, prior to the hearing for class certification, the Company elected to settle this action for $2,500. In addition, the Company incurred legal costs of $214 in 2002 and $315 in 2003 related to this action. Accordingly, the Company has recognized charges for legal settlement and related costs in the amounts of $214 and $2,815 during the years ended December 31, 2002 and 2003, respectively.

11. Related Party Transactions

An annual advisory fee was paid to Saunders Karp and Megrue, LLC, also referred to as SKM, the majority stockholder, aggregating $175 in 2001, 2002 and 2003. These amounts are included in general and administrative expenses in the accompanying consolidated statements of operations.

12. Subsequent Events

On                     , 2004, the Company’s stockholders transacted a share exchange with Mimi’s Cafe, Inc. on a one for              basis. The consolidated financial statements and accompanying notes have been restated for all periods presented to reflect effect of this transaction.

SWH CORPORATION AND SUBSIDIARIES

dba MIMI’S CAFE

UNAUDITED CONSOLIDATED BALANCE SHEET

(Dollars in thousands, except share and per share data)

	March 31, 2004	Pro forma as adjusted Stockholders’ Equity March 31, 2004
Assets
Current assets:
Cash	$1,494
Restricted cash	3,049
Receivable from landlords and employees	166
Income tax receivable	1,207
Inventories	3,031
Deferred taxes	2,838
Prepaids and other current assets	461

Total current assets	12,246
Property, equipment, and improvements:
Restaurant and other equipment	68,905
Buildings	45,434
Leasehold improvements	17,974

	132,313
Accumulated depreciation and amortization	(43,504)

Property, equipment and improvements, net	88,809
Construction-in-progress	5,186
Employee loans receivable	104
Other assets (net of accumulated amortization of $1,500)	2,708

Total assets	$109,053

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$7,845
Accrued payroll and related costs	3,680
Accrued insurance reserves	2,529
Accrued legal settlement	2,500
Other accrued expenses	3,928
Current portion of long-term debt	1,530

Total current liabilities	22,012
Long-term debt, less current portion	75,158
Deferred rent and revenue	2,715
Long-term deferred taxes	6,461
Deferred compensation	1,144
Commitments and contingencies
Stockholders’ equity:
Common stock, no par value:
Authorized shares — 200,000
Issued and outstanding shares — 9,270	20,355
Additional paid-in capital	44
Accumulated deficit (including a $20,662 charge for the repurchase of common stock)	(18,478)
Notes receivable from stockholders	(358)

Total stockholders’ equity	1,563

Total liabilities and stockholders’ equity	$109,053	$

See accompanying notes.

SWH CORPORATION AND SUBSIDIARIES

dba MIMI’S CAFE

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except share and per share data)

	Three Months Ended March 31,
	2003		2004
Total revenues		$56,249		$68,349
Costs and expenses:
Restaurant operating costs:
Product costs		15,689		19,542
Payroll and related costs		21,644		25,908
Occupancy and other operating expenses		10,440		12,483

Total restaurant operating expenses		47,773		57,933
Depreciation and amortization		1,813		2,209
Pre-opening costs		799		782
General and administrative		3,559		4,193

Total costs and expenses		53,944		65,117
Operating income		2,305		3,232
Other expenses:
Interest expense, net		2,230		2,704

Total other expenses, net		2,230		2,704

Income before income tax provision		75		528
Income tax provision		27		211

Net income		$48		$317

Net income per share:
Basic	$		$

Diluted	$		$

Number of shares used in computing net income per share:
Basic

Diluted

See accompanying notes.

SWH CORPORATION AND SUBSIDIARIES

dba MIMI’S CAFE

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Three Months Ended March 31,
	2003	2004
Operating activities
Net income	$48	$317
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,813	2,209
Amortization of deferred financing costs	371	405
Deferred taxes	989	705
Deferred rent and revenue	(691)	(1,129)
Changes in operating assets and liabilities:
Income tax receivable	(439)	128
Inventories	(664)	237
Prepaids and other current assets	45	93
Other assets	(206)	(262)
Accounts payable	(559)	(1,026)
Accrued payroll and related costs	(2,102)	(2,121)
Accrued insurance reserves	468	158
Other accrued expenses	(354)	(112)
Deferred compensation	150	(154)

Net cash used in operating activities	(1,131)	(552)

Investing activities
Receivable from landlords and employees	1,517	159
Purchase of property, equipment, and improvements	(4,154)	(3,489)
Change in construction-in-progress	(804)	993

Net cash used in investing activities	(3,441)	(2,337)

Financing activities
Proceeds from long-term debt	4,050	2,950
Repayment of long-term debt	(1,985)	(2,864)
Restricted cash	531	(834)

Net cash provided by (used in) financing activities	2,596	(748)

Net decrease in cash	(1,976)	(3,637)
Cash at beginning of period	2,857	5,131

Cash at end of period	$881	$1,494

See accompanying notes.

SWH CORPORATION AND SUBSIDIARIES

dba MIMI’S CAFE

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004

(in thousands, except share and per share data)

1. Basis of Presentation

SWH Corporation and Subsidiaries, dba Mimi’s Cafe, (referred to herein as the “Company” or in the first person notations “we,” “us” and “our”) owns and operates 81 restaurants under the name Mimi’s Cafe.

The accompanying financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States and with the instructions to Form 10-Q and Article 10 of Regulation S-X. The consolidated financial statements presented herein have not been audited by independent public accountants, but include all material adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the Company’s consolidated financial condition, results of operations and cash flows for the periods. However, these results are not necessarily indicative of results for any other interim periods or for the full fiscal year. The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make certain estimates and assumptions for the reporting periods covered by the consolidated financial statements. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual amounts could differ from these estimates.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted pursuant to requirements of the Securities and Exchange Commission. We believe the disclosures included in the accompanying interim financial statements and footnotes are adequate to make the information not misleading, but should be read in conjunction with the consolidated financial statements and notes thereto included in our Registration Statement on Form S-1.

Pro Forma As Adjusted Net Income and Net Income Per Share

Pro forma as adjusted net income is computed assuming the elimination of interest expense under our current credit facility, the elimination of interest income related to the full repayment of outstanding notes receivable from certain stockholders, the elimination of advisory fees payable to Saunders Karp, a one-time termination payment to Saunders Karp, the payment of prepayment penalties on our current credit facility and a charge attributable to the write-off of deferred financing costs.

Pro forma as adjusted basic net income per share is computed based on the weighted average number of shares of common stock outstanding during the period, assuming the issuance of                  shares of common stock upon the closing of this offering. Pro forma as adjusted diluted net income per share is computed based on the weighted average number of shares of common stock outstanding during the period, assuming the issuance of                  shares of common stock upon the closing of this offering and the dilution upon exercise of options to purchase common stock using the treasury stock method, as if such events occurred at the beginning of the period.

Pro Forma As Adjusted Stockholders’ Equity

Consolidated stockholders’ equity as of March 31, 2004 has been shown on a pro forma as adjusted basis, assuming the issuance of              shares of common stock upon the closing of this offering, the use of proceeds from this offering, together with concurrent borrowings under our new credit facility, to repay all amounts owed under our current credit facility, the elimination of interest expense related to the repayment of all amounts owned under our credit facility, the receipt of $             from certain stockholders in full repayment of outstanding notes receivable, the elimination of interest income related to the full repayment of outstanding notes receivable, the elimination of $43,750 of advisory fees payable to Saunders Karp & Megrue, LLC, a one time

SWH CORPORATION AND SUBSIDIARIES

dba MIMI’S CAFE

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2004

(in thousands, except share and per share data)

lump sum payment to Saunders Karp & Megrue, LLC in the amount of $             representing a termination fee for its performance of advisory services to the company, the payment of a $35,000 prepayment penalty to Ableco Finance LLC under our existing credit facility and a charge of $             attributable to the write-off of deferred financing costs related to our repayment of amounts owed under our revolving credit facility.

2. Initial Public Offering

The Company completed its initial public offering on             . The offering resulted in the issuance of              shares of common stock at $             per share, resulting in net proceeds to the Company of approximately $            .

3. Long-Term Debt

The Company used the net proceeds from the initial public offering, together with concurrent borrowings of $             under its new credit facility to repay all amounts outstanding under its current credit facility in the amount of $            .

4. Net Income Per Share

Reconciliation of basic and diluted net income per share in accordance with SFAS No. 128 for the three months ended March 31, 2004 and 2003 and the pro forma as adjusted net income per share for the three months ended March 31, 2004 is as follows:

	Three Months Ended March 31,		Pro Forma as adjusted Three Months Ended March 31, 2004(1)
	2004	2003
Numerator:
Net income	$	$	$
Adjustments for the calculation of pro forma adjusted net income per share, net of income taxes:
Interest expense
Interest income
Advisory fees, including termination costs
Prepayment penalty
Write-off of deferred financing costs

Numerator for basic and diluted net income per share	$	$	$

Denominator:
Denominator for basic net income per share-weighted average shares
Effect on denominator upon closing of this offering for common stock issued
Effect of dilutive stock options

Denominator for diluted net income per share-weighted average shares

Net income per share:
Basic	$	$	$

Diluted	$	$	$

SWH CORPORATION AND SUBSIDIARIES

dba MIMI’S CAFE

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2004

(in thousands, except share and per share data)

(1)	Pro forma as adjusted basic net income per share is computed based on the weighted averages number of common stock outstanding during the period, assuming the issuance of shares of common stock upon the closing of this offering, as if such events had occurred as of the beginning of the period. Pro forma as adjusted diluted net income per share is computed based on the weighted average number of common stock outstanding during the period, assuming the issuance of shares of common stock upon the closing of this offering and the dilution upon exercise of options to purchase common stock using the treasury stock method, as if such events occurred at the beginning of the period.

5. Subsequent Event

On             , 2004, the Company’s stockholders transacted a share exchange with Mimi’s Cafe, Inc. on a one for              basis. The unaudited consolidated financial statements and accompanying notes have been restated for all periods presented to reflect the effect of this transaction.

             Shares

MIMI’S CAFE, INC.

Common Stock

[LOGO]

PROSPECTUS

Until                     , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Piper Jaffray	CIBC World Markets

Banc of America Securities LLC

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of the common stock being registered hereunder, all of which will be paid by us. All of the amounts shown are estimates except for the Securities and Exchange Commission registration fee, the Nasdaq National Market application fee and the NASD filing fee.

SEC registration fee		$10,769
NASD filing fee		9,000
Nasdaq application fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by an amendment to this registration statement.

ITEM 14.    Indemnification of Directors and Officers

Our certificate of incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. Our certificate of incorporation and bylaws provide that we shall indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by Delaware law.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person made a party to an action (other than an action by or in the right of the corporation) by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action (other than an action by or in the right of the corporation), has no reasonable cause to believe his or her conduct was unlawful. As permitted by our bylaws, we intend to enter into indemnification agreements with our officers and directors.

Our directors and officers are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act of 1933, which might be incurred by them in such capacities and against which they cannot be indemnified by us.

Reference is made to the indemnification and contribution provisions of the Underwriting Agreement to be filed by amendment as Exhibit 1.1 to this Registration Statement.

ITEM 15.    Recent Sales of Unregistered Securities

The following is a summary of transactions by us from                     , 2001 through the date hereof involving sales of our securities that were not registered under the Securities Act:

•	Since , we have granted options to purchase an aggregate of shares of common stock to employees, officers, and consultants pursuant to our 1996 Long-Term Incentive Plan.

•	Since , we issued an aggregate of shares of common stock to employees, officers, and consultants pursuant to the exercise of stock options granted under our 1996 Long-Term Incentive Plan.

•	On June 28, 2001, we issued shares of common stock to 17 accredited investors, at a purchase price of $ per share, or an aggregate of $ .

We used the proceeds of the foregoing securities’ sales for working capital and other general corporate purposes. We did not employ any underwriters, brokers or finders in connection with any of the transactions set forth above.

The sales of the securities listed above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or, with respect to issuances to employees, Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the instruments representing such securities issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

In addition, prior to the effective date of this offering, for the sole purpose of reincorporating in Delaware, our stockholders will enter into a share exchange transaction with Mimi’s Cafe, Inc., a Delaware corporation. The issuance of the shares pursuant to the share exchange transaction will be considered exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering. The recipients of securities in the share exchange transaction will represent their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends will be affixed to the instruments representing such securities issued in such transaction. All recipients will have had adequate access, through their relationships with us, to information about us.

ITEM 16.    Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description
1.1	Form of Underwriting Agreement.**

3.1	Certificate of Incorporation.**

3.2	Bylaws.**

4.1	Specimen common stock certificate.**

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.**

10.1	1996 Long-Term Incentive Plan.**

10.2	Form of Stock Option Agreement under 1996 Long-Term Incentive Plan.**

10.3	2004 Stock Incentive Plan.**

10.4	Form of Stock Option Agreement under 2004 Stock Incentive Plan.**

10.5	Amended and Restated Stockholders Agreement, dated as of , 2004, by and among Mimi’s Cafe, Inc. and the stockholders party thereto.**

10.6	Employment Agreement, dated April 1, 2004, by and between Mimi’s Cafe, Inc. and Russell W. Bendel.**

Exhibit No.	Description
10.7	Employment Agreement, dated April 1, 2004, by and between Mimi’s Cafe, Inc. and Edward T. Bartholemy.**

10.8	Employment Agreement, dated April 1, 2004, by and between Mimi’s Cafe, Inc. and Daniel R. Dillon.**

10.9	Lease, dated April 1, 2000, by and between 360 South Acacia Partnership, a New York partnership, and SWH Corporation.**

21.1	Subsidiaries of Registrant.**

23.1	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1).**

23.2	Consent of Ernst & Young LLP, independent auditors.

24.1	Power of Attorney (included on the signature page to this Registration Statement — see page ).

**	To be provided by an amendment to this registration statement.

(b) Financial Statement Schedules

ITEM 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tustin, State of California, on the 5th day of May, 2004.

MIMI’S CAFE, INC.

By:	/s/ RUSSELL W. BENDEL

Russell W. Bendel President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of Mimi’s Cafe, Inc. do hereby constitute and appoint Russell W. Bendel and Edward T. Bartholemy, or either of them, our true and lawful attorneys-in-fact and agents, each with full power to sign for us or any of us in our names and in any and all capacities, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents required in connection therewith, and each of them with full power to do any and all acts and things in our names and in any and all capacities, which such attorneys-in-fact and agents, or either of them, may deem necessary or advisable to enable Mimi’s Cafe, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement; and we hereby do ratify and confirm all that the such attorneys-in-fact and agents, or either of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ THOMAS M. SIMMS Thomas M. Simms	Chairman of the Board	May 5, 2004

/s/ RUSSELL W. BENDEL Russell W. Bendel	President, Chief Executive Officer and Director (principal executive officer)	May 5, 2004

/s/ EDWARD T. BARTHOLEMY Edward T. Bartholemy	Chief Financial Officer, Treasurer and Director (principal financial and accounting officer)	May 5, 2004

/s/ ALLAN W. KARP Allan W. Karp	Director	May 5, 2004

/s/ CHRISTOPHER K. REILLY Christopher K. Reilly	Director	May 5, 2004

/s/ TIMOTHY B. ARMSTRONG Timothy B. Armstrong	Director	May 5, 2004

Exhibit Index

Exhibit No.	Description	Sequentially Numbered Page
1.1	Form of Underwriting Agreement.**

3.1	Certificate of Incorporation.**

3.2	Bylaws.**

4.1	Specimen common stock certificate.**

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.**

10.1	1996 Long-Term Incentive Plan.**

10.2	Form of Stock Option Agreement under 1996 Long-Term Incentive Plan.**

10.3	2004 Stock Incentive Plan.**

10.4	Form of Stock Option Agreement under 2004 Stock Incentive Plan.**

10.5	Amended and Restated Stockholders Agreement, dated as of , 2004, by and among Mimi’s Cafe, Inc. and the stockholders party thereto.**

10.6	Employment Agreement, dated April 1, 2004, by and between Mimi’s Cafe, Inc. and Russell W. Bendel.**

10.7	Employment Agreement, dated April 1, 2004, by and between Mimi’s Cafe, Inc. and Edward T. Bartholemy.**

10.8	Employment Agreement, dated April 1, 2004, by and between Mimi’s Cafe, Inc. and Daniel R. Dillon.**

10.9	Lease, dated April 1, 2000, by and between 360 South Acacia Partnership, a New York partnership, and SWH Corporation.**

21.1	Subsidiaries of Registrant.**

23.1	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1).**

23.2	Consent of Ernst & Young LLP, independent auditors.

24.1	Power of Attorney (included on the signature page to this Registration Statement — see page ).

**	To be provided by an amendment to this registration statement.